UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)
Date April 27, 2018	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Contents

Message from Chairman	3

About the Report	5

About China Eastern	8

China Eastern 2017	9

1 Driving Force: A New Journey toward Sustainable Development	12

1.1 Focus Area 1: Promoting Connectivity	13

1.2 Focus Area 2: Combating Climate Change	15

1.3 Focus Area 3: Implementing Aviation Poverty Alleviation	17

2 Management: Integrating CSR into Corporate Strategy and Management	18

2.1 Corporate Strategy and Governance	18

2.2 Integrating CSR into the Organization	27

2.3 Materiality Assessment	27

2.4 Stakeholder Engagement	40

3.1 Recognition and Honors	44

3 Implementation: CSR Creating Comprehensive Values	46

3.1 Safety	46

3.1.1 Aviation safety	46

3.1.2 Occupational health and safety	51

3.1.3 Passengers’ health and safety	52

3.2 Economy and Business	54

3.2.1 Internationalized development	54

3.2.2 Flight Punctuality	56

3.2.3 Product and service innovation	59

3.2.4 Improvement of Passenger Experience	64

3.2.5 Special Passenger Service	68

3.2.6 Customer Privacy Protection	70

3.2.7 Sustainable Value Chain	70

3.2.8 Industrial Development Promotion	74

3.3 Environment and Society	77

3.3.1 Combating Climate Change	77

3.3.2 Pollution Prevention	81

3.3.3 Sustainable Utilization of Resources	86

3.3.4 Work Conditions and Social Safeguard	90

3.3.5 Diversification and Equal Opportunity	93

3.3.6 Employee Training and Development	95

3.3.7 Targeted Poverty Alleviation	99

3.3.8 Community Engagement	103

3.3.9 Special Flight Guarantee	107

4 Appendix	108

Performance Indicators	108

GRI Standards Content Index	113

HK-ESG Index	113

Assurance Statement	114

Feedback Sheet	114

Cover	115

Message from Chairman

“To ‘see that our people will always have a strong sense of fulfillment, happiness, and security’, and for our common sustainable development, we will continue to follow the five development concepts of “innovation, coordination, green development, opening up and sharing”, fully implement the 2030 Agenda for Sustainable Development, and join hands with stakeholders to head towards the new journey of sustainable development.”

The new era embarks on a new journey. In 2017, the 19th CPC National Congress proposed that the principal contradiction facing Chinese society in the new era is that between unbalanced and inadequate development and the people’s ever-growing needs for a better life. As we enter the new era, the needs should be increasingly broadened. Not only have their material and cultural needs grown; their demands for democracy, rule of law, fairness and justice, security, and a better environment are increasing. Meanwhile, the vision “to build a community with a shared future for mankind, and to build an open, inclusive, clean, and beautiful world that enjoys lasting peace, universal security, and common prosperity” shares the common goal with the 2030 Agenda for Sustainable Development, proposing new requirements and striving direction for enterprises including China Eastern Airlines that are committed to sustainable development by fulfilling social responsibilities in the new era.

We are deeply aware that safety is a significant part of people’s needs for a better life. In 2017, China Eastern ensured the safety in all dimensions, with considerable increase in safety quality. In the new era, the connotation and denotation of safety has become ever more abundant, the time and space of safety ever wider, and the internal and external factors affecting safety ever more complicated than any time in the past. Thus, for the safety work in the new era, we must pursue a holistic approach to national security, put national interests first, take protecting our people’s security as our mission and safeguarding political security as a fundamental task, and resolutely safeguard China’s sovereignty, security, and development interests. With zero- tolerance for hidden safety hazards, we endeavor to build safety ecology and safety culture.

The Belt and Road Initiative proposes that we need to develop a safe and efficient network of land, sea and air passages, lifting their connectivity to a higher level. The passenger flow, logistics, capital flow and information flow carries by the civil aviation industry is internationalized, and acts as an important channel of cultural and people-to-people exchange, economic and trade exchanges, and technical promotion. Based on the overall situation, we regard building a Silk Road in the air as the threshold and effective way to enable China Eastern to serve the Belt and Road. In 2017, we continued to build the air transport hub network that matches the Silk Road in the air and the transformational path that connects with the Silk Road in the air. In the new era, we propel the construction of the Belt and Road, further promote the building of all-dimensional, multi-tiered and composite connectivity networks, and will serve as a pioneer in connectivity between China and countries along the Belt and Road and that among the countries along the Belt and Road.

The interaction between globalization, the internet and the aviation industry has directly transited humans to the era of information, changing everyone’s life. Nowadays, the new normal of internationalization and internet-based upgrading has also opened new development space for the aviation industry. Through the supply-side structural reform, China intends to provide you with broader network, better products and services, create new opportunities and generate new values. In 2017, we were concerned for technical optimization and upgrading, and focused on making businesses serve people to pursue providing the best customer experience and transportation plan in our internet-based development. In the new era, the fundamental issue of business model transformation and upgrading for us is to center on customer value and ensure the development results to meet people’s ever-growing needs for transportation.

In the international arena, the international climate treatment process represented by Paris Agreement has entered the implementation phase, winning recognition for green economy and low-carbon development across the world. In order to facilitate China to achieve legally binding targets for cutting gas emissions and fully tap the potential of the aviation industry in emission reduction, we continued to promote green aviation and energy conservation through innovative thinking and technical improvement, actively gave our voice on behalf of China aviation industry on international meetings, and strived to facilitate addressing the global climate change issues in 2017.

Our businesses serve the building of national strength, national defense and people’s wellbeing. A longer flight, a bigger obstacle and even more challenges will not shake our resolution and confidence in responsibility fulfillment. In 2017, when the country and the people need us, we responded instantly and took off in the fastest speed to take actions. We completed several emergency transportation tasks, evacuating Chinese nationals and foreign friends troubled by Hurricane Maria in Dominica and erupted volcanoes in Bali Island. With strength and courage, we fulfilled our responsibilities as a representative of a great China. The task of ending extreme poverty and hunger as required by the United Nations Millennium Development Goals (MDGs) was completed in 2015; in the new stage, a new poverty alleviation task has been proposed in the Sustainable Development Goals (SDGs). Under such circumstances, we take local economy and transportation development level into account to continuously work on poverty alleviation by supporting the aviation cause with our own business advantages. China Eastern has promoted poverty alleviation through aviation support in Yunnan Province for over 15 years, helping poor areas connect to the world.

Much though we have achieved, we need to enhance efforts to explore more. With a development history of 60 years, China Eastern has launched a new journey toward sustainable development. To “see that our people will always have a strong sense of fulfillment, happiness, and security” and for our common sustainable development, we will continue to follow the five development concepts of “innovation, coordination, green development, opening up and sharing”, fully implement the 2030 Agenda for Sustainable Development, and join hands with stakeholders to head towards the new journey of sustainable development.

Liu Shaoyong

Chairman

China Eastern Airlines Corporation Limited

About the Report

Reporting Change

This report is prepared in accordance with The GRI Sustainability Reporting Standards issued by the Global Sustainability Standards Board (GSSB). The report focuses more on the disclosure of how we handle material topics and elaborates on specific measures and performances in relevant issues; meanwhile, the report further maps social responsibilities of China Eastern Airlines Airlines against the Sustainable Development Goals (SDGs).

Reporting Objectives

Since 2009, China Eastern Airlines has released the corporate social responsibility report annually. It discloses the Company’s CSR concepts and practices, promotes understanding, communication and interaction between the Company and its stakeholders, facilitates the establishment of trust and cooperation based on the same value identification, and fosters sustainable development of the Company and the society. This is the 10th corporate social responsibility report released by China Eastern Airlines Corporation Limited.

Reporting Period

The data and the contents in the report mainly cover the Company’s management and practice from January 1, 2017 to December 31, 2017. Some data and contents may extend beyond the time scope if necessary.

Reporting Cycle

The report is published annually. The latest report was released in March, 2017.

Reporting Scope

The entire company (including its branches and wholly owned subsidiaries) and some practices may from the holding subsidiaries.

Eastern Air Logistics Co., Ltd. (Eastern Logistics) was emerged from China Eastern Airlines Corporation Limited in February 2017. Part of the data in the report may cover the management and practice of Eastern Logistics in January 2017.

Compilation Conformance

This report was prepared in accordance with Guidelines to the State-owned Enterprises Directly under the Central Government on Fulfilling Corporate Social Responsibilities issued by State-owned Assets Supervision and Administration Commission of the State Council (SASAC), Environmental, Social and Governance Reporting Guide(HK-ESG) issued by Hong Kong Exchanges and Clearing Limited, Guidelines on Preparation of CSR Reports and Notice on Further Improvement of Poverty Alleviation Work Performance Disclosure of Listed Companies issued by Shanghai Stock Exchange, GB/T 36001 Guidance on Social Responsibility Reporting, GRI Sustainability Reporting Standards (GRI Standards) issued by the Global Sustainability Standards Board (GSSB), Guidance on Social Responsibility (ISO 26000:2010) issued by International Organization for Standardization (ISO), the UN 2030 Agenda for Sustainable Development, and supplement guidelines in aviation service industry. With systematic integration of crucial guidelines and standards, the report has served as a response to stakeholders’ expectations and requirements and highlighted industrial features and corporate characteristics.

Data Source

Relevant information, data and case studies were collected from China Eastern Airlines and its subsidiaries and branches. All the materials have been reviewed by relevant departments.

Reference

To facilitate presentation and reading, “China Eastern Airlines Co., Ltd.” in this report also was referred to as, “China Eastern”, “the Company” and “We”. “China Eastern Air Holding Company” was referred to as “China Eastern Group”. The subsidiary “Shanghai Airlines Co., Ltd.” was referred to as “Shanghai Airlines”. “China United Airlines Co., Ltd.” was referred to as “China United Airlines”. “Eastern Airlines Technology Co., Ltd.” was referred to as “the Technology Company”. “China Eastern Airlines Wuhan Co., Ltd.” was referred to as “the Wuhan Company”. “Shanghai Eastern Flight Training Co., Ltd. (China Eastern Flight Safety Technology Institute)” was referred to as “the Flight Training Company (Institute)”. “China Eastern Business Jet Co., Ltd.” was referred to as “the Business Jet Company”. “Shanghai Airlines Tours International (Group) Co., Ltd.” was referred to as “Shanghai Airlines Tours International”. “Eastern Air Logistics Co., Ltd.” was referred to as “the Logistics Company”. All branches were referred to as “the name of region + branch”.

Report Access

The report is available in Chinese and English versions. For any discrepancies between the two versions, the Chinese version shall prevail. The report was released in printed and electronic formats. You can download the electronic report on the website of Shanghai Stock Exchange and the Company’s website (www.ceair.com). If you need a printed report or have any suggestion, please contact us as follows:

Contacting Department: Party Publicity Department of China Eastern Airlines

Telephone: 021-22331435

Fax: 021-62686883

Address: 92, Konggang No.3 Road, Changning District, Shanghai

Zip Code: 200335

报告编制流程

About China Eastern

Headquartered in Shanghai, China Eastern Airlines Corporation Limited originates from the first squadron of Shanghai in 1957. The Company is a Sino-foreign joint venture exclusively initiated by China Eastern Group and one of the three state-owned backbone airlines of China. Major businesses of China Eastern cover domestic and approved international and regional flights of passenger, freight, mail, and luggage transport as well as extended services. Other businesses include general aviation services, aircraft maintenance, aviation equipment manufacturing and maintenance, agency services for domestic and foreign airlines, insurance and agency services, E-commerce, air markets, wholesale, retail and other businesses related to air transport. The Company has ten branches, 21 subsidiaries and 59 overseas outlets and offices. The number of passengers served by China Eastern has exceeded 100 million, ranking 7th in the world.

Eastern Airlines Logistics Co., Ltd. emerged from China Eastern Airlines Corporation Limited in February 2017; in June 2017, Eastern Airlines Logistics Co., Ltd. realized a diversified equity structure.

Fleet structure

	Aircraft model	Quantity
		2017	2016	2015
Passenger aircrafts	B777	20	16	9
	B767	4	6	6
	B737	248	234	211
	A330	58	51	51
	A321	77	66	48
	A320	179	163	160
	A319	35	36	35
	EMB	0	0	6
	737MAX8	6	0	0
Freight aircrafts	B777	0	6	6
	B747	0	3	3
Total		627	581	535

Note: Given that Eastern Airlines Logistics Co., Ltd. emerged from China Eastern Airlines Corporation Limited, the freight aircrafts quantity of 2017 of China Eastern Airlines Corporation Limited is 0.

China Eastern 2017

60th Anniversary of China Eastern

In January 2017, China Eastern held a symposium in Shanghai to retrospect the glorious development history of China Eastern and look forward the promising future. On the meeting, 60 outstanding employee representatives, who keep up with the times in thinking and practice in the past 60 years, were awarded. The Company also called for all cadres and employees to be confident in building a world-class airline and a happy China Eastern.

Air Medical Experts

In April 2017, China Easternsigned a cooperation agreement with Shanghai Volunteering Physician League (SVPL ) to officially launch the project of “Air Medical Experts”. China Easternbuilt the first air medical expert team consisting of over 120 people. Moreover, China Eastern further improved the air emergency rescue service system and will conduct first aid service against sudden disease outbreaks in the air more efficiently and professionally.

Free-Flight Escort of C919

In May 2017, one business jet of China Eastern took off with C919 - the first large passenger airplane independently developed by China, and implemented the special task of free-flight escort, exploring flight path and monitoring C919.

Pilot Project of Mixed Ownership Reform in Aviation Sector

In June 2017, China Eastern Group officially signed the capital increase agreement, the shareholder agreement and the articles of association with four investors, i.e. Legend Holdings Corporation, Prologis, DEPPON LOGISTICS Co., LTD. and Greenland Group, symbolizing the completion of mixed ownership reform in national civil aviation sector, a pilot project of mixed ownership reform in the first batch of seven sectors. In July 2017, the mixed ownership reform of Eastern Logistics was included as a typical high-level SOE reform case in the political commentary To Reform in the End by the CPC Central Committee.

Initiating R&D Center

In June 2017, China Eastern Airlines Technology R&D Center Co., Ltd. was founded and put into operation. It offers a wide range of R&D trainings in eight areas including aviation technology, aircraft maintenance, air service, ground service, leadership development, operation support, business marketing and air security. It will build a comprehensive development platform integrating production, teaching and research, and a science and technology innovation center that has influential in global civil aviation industry.

Building a New Air Transport Hub in Beijing

In June 2017, the base construction project of China Eastern Beijing New Airport (Beijing Daxing International Airport), with a total investment of RMB 13.2 billion, was officially initiated construction. In December 2017, the ground breaking ceremony was held for the construction of the core area. The project covers about 930 mu (620,000m2) and the construction scale reaches 1.17 million m2. The base was planned and constructed according to the target of 40% of air passenger turnover for Beijing New Airport (about 30 million person-times). This is a strategic initiative for China Eastern to participate in the building of a new air transport hub in Beijing in line with national positioning and the construction of the Xiongan New Area.

Becoming the Important Force in Global Aviation Industry

In July 2017, with an investment of 375 million Euros, China Eastern Group jointed hands with Delta to purchase about 10% shares of Air France-KLM Group, and assigned one Board director to Air France-KLM Group. The new layout of global aviation industry that China Eastern Group actively participates in has gradually formed.

The 20th “Dabai” (Boeing B777-300ER Airplane)

In July 2017, No.B-7882 Boeing B777-300ER Airplane arrived at Shanghai Pudong International Airport from Seattle-Tacoma International Airport, symbolizing the complete delivery of 20 Boeing B777-300ER Airplanes that were purchased by China Easternin April 2012.

The internet-based China Eastern

In September 2017, China Eastern held the internet-based strategy seminar to study the development direction of the Company in upcoming five and ten years, systemically plan the internet-based strategy, and make efforts to build modern airline enterprises ecology. In 2017, China Eastern comprehensively deepened strategic cooperation with Alibaba, Tencent, JD.com and Ctrip, etc. to plan a shared future of “Internet + aviation”.

Taking You Home

In September 2017, Hurricane Maria hit The Commonwealth of Dominica (a Caribbean island country). After receiving the notification issued by the Ministry of Commerce and Civil Aviation Administration of China (CAAC) on assigning airplanes to rescue Chinese nationals back home from Dominica, China Eastern instantly initiated the contingency response mechanism and dispatched two airplanes to Antigua and Barbuda (an island country located in Central America). From September 28 to October 1, China Eastern dispatched the two airplanes after less than 24 hours of preparation and the two airplanes continuously worked for 72 hours. On Chinese National Day, China Eastern rescued 381 Chinese nationals trapped by the hurricane in Antigua and Barbuda.

The air transport task, flying over 19 countries with a distance of 35,000 m2, has made several records in overseas flight rescue such as the longest flight, the longest flying time, the shortest preparation time, flying over the most countries, China civil aviation flight’s first landing in Antigua and Barbuda, and the first flight of China Eastern passing over the Atlantic Ocean, etc.

On October 30, the State-owned Assets Supervision and Administration Commission (SASAC) praised China Eastern Group for our great contribution to the rescue and the General Office of the Ministry of Commerce also sent a commendatory letter to China Eastern Group.

The successful contingency rescue is a specific manifestation of China Eastern maintaining “Four Consciousness”, studying and implementing new ideas, new thinking, and new strategies in the governance of the CPC Central Committee with Comrade Xi Jinping as the core. It is also a vivid interpretation of Six Powers of SOEs, fully displaying the political and social responsibilities of China Eastern as a central SOE, the new image of Chinese SOEs in the new era, and the image of China as a great and prosperous nation.

The contingency rescue work was widely and thoroughly reported by the media such as People’s Daily, the Xinhua News Agency and China Central Television (CCTV), winning great attention and compliments from relevant governmental departments and the society.

The event of overseas contingency rescue by China Eastern was widely spread during the Chinese National Day in 2017. When our country and people need us, China Eastern always makes quick response and never fails our mission. We were, are and will be serving our nation and people. The success of the overseas contingency rescue task is an honor of China Eastern, SOEs and our country as well. Many netizens remarked that when you are in trouble, always remember that we have our country behind us, and that China Eastern is responsible, responsive and contributed.

Note:

“Four Consciousness”: maintain political integrity, think in terms of the big picture, follow the leadership core, and keep in alignment.

“Six Powers”: the power that the Party and the nation can trust most; the power to unswervingly implement the Party Central Committee’s decisions and plans; the power to apply a new vision of development and deepen reform in all areas; the power to implement the strategy of “Going Global” and the Belt and Road Initiative, etc.; the power to enhance overall national strength, promote economic and social development, and ensure and improve people’s livelihood; the power to facilitate the Party to win historic victories.

Watching the CPC National Congress in the Air

On the opening day of the 19th CPC National Congress in October 2017, China Eastern cooperated with people.cn to provide passengers on board with live broadcast service through airplane WIFI, wining high compliments from passengers.

Aircraft Maintenance “Dream Team”

In November 2017, China Eastern won several prizes in the First Professional Aircraft Maintenance Skills Competition of China Civil Aviation, including two group prizes (one first prize and one second prize) and nine individual prizes (three first prizes, four second prizes and two third prizes). The contestants from China Eastern won honors such as National Civil Aviation Youth Expert in China’s Civil Aviation, National Civil Aviation Gold-Medal Winner, National Civil Aviation Technical Expert, etc.

New Breakthrough in Reform

In December 2017, China Eastern canceled the Passenger Transport Marketing Commission and the Department of Service Management, and set up the Business Commission, the Sales Commission and the Customers Commission. This is a major decision made for corporate reform and reflects China Eastern’s endeavors to adapt to the new competition situation, respond to the requirements of internationalized and the internet-based development, and improve customers’ experience and its core competitiveness.

1	Driving Force: A New Journey toward Sustainable Development

Sustainable development is a goal shared by all humans; however, the human society and the earth are facing great economic, environmental and social challenges. The 2030 Agenda for Sustainable Development and major policies and initiatives proposed by China such as poverty alleviation and the Belt and Road Initiative have set up the guideline and framework for global sustainable development. While promoting global sustainability, China, as the biggest developing country and the most active economy, not only plays the role of a participant, but serves as a leader that offers Chinese wisdom and Chinese approach to solving the problem of sustainability facing mankind. As a backbone state-owned airline, China Eastern is deeply aware that, the Company’s advantages and joint efforts with stakeholders will possibly turn challenges into opportunities and promote sustainable development.

1.1 Focus Area 1: Promoting Connectivity

The proposal of the Belt and Road Initiative considerably expands our vision in opening up and creates broad space for Chinese enterprises to compete in global market. The transport connectivity is the premise and foundation of policy coordination, facilities connectivity, unimpeded trade, financial integration and people-to-people bond among countries along the Belt and Road. Nowadays, aviation transport has not only been a transport way, but become an express pass for regional economy to join global economy. The technical attributes and special functions of aviation transport decide that Chinese civil aviation will make distinctive contributions in connectivity of the Belt and Road Initiative.

China Eastern has always put the cause of civil aviation at the national strategy level, committed ourselves to the construction of the Belt and Road, and actively built the Silk Road in the air, striving to building a network of land, sea and air passages for integration and opening up, and making contributions to global connectivity.

Global airline network of China Eastern

177 countries

1,074 destinations

almost covering every country along the Belt and Road

1.2 Focus Area 2: Combating Climate Change

Global climate change proposes severe challenges to social development and people’s livelihood. The greenhouse gas emissions generated by the aviation industry is one of top ten emission sources in the world, accounting for 2.5 percent of the total. Aviation fuel is the main source of greenhouse gas emissions in aviation industry and it costs the most. Global climate change is also a factor directly affecting operational stability of aviation industry. Extreme weather poses hidden safety hazards and increases the probability flight delays in aviation transport.

The United Nations Sustainable Development Goals (SDGs) calls for the whole society to combat climate change. China has also joined Paris Agreement and plays an increasingly significant role in dealing with global climate change. As one of the top three state-owned aviation transport groups in China, China Eastern has continuously paid attention to the development and application of bio-fuel, explored business extensions of the market-oriented business model and the internet thinking in energy conservation and emission reduction, and actively given the voice of Chinese airlines in international industry meetings, endeavoring to solve the issue of global climate change.

Practicing emissions reduction in an innovative way

Innovation is the driving force for China Eastern to achieve maximum comprehensive value of development and environmental protection. China Eastern has been committed to technical innovation in a series of carbon emission reduction technology optimization projects and made continuous achievements in technical innovation for energy conservation, realizing fuel saving, emission reduction, efficiency improvement and cost reduction. The paperless application system of China Eastern EFB cockpit has entered the third development phase. The paper flight mission documents are replaced by electronic flight mission documents; the cockpit is completely paperless, reducing over 400,000 tons of carbon emissions in average per annum. Moreover, China Eastern has made full use of the concepts of Industry 4.0 and the “Internet +”, conducted deep research on previous engine operation data, and independently developed the smart engine cleaning equipment - EngineCare technology to reduce engine operation & maintenance costs, improve aviation fuel utilization rate, cut down on carbon emissions, and practice the ecological development road of “green flight, scientific environmental protection”.

Actively participating in carbon trading

The carbon trading market mechanism is an effective supplementary approach and a brand new way of energy conservation and emission reduction for airlines. As the first large airline to participate in domestic carbon trading, China Eastern is concerned for and engaged in the formulation of rules of domestic and foreign carbon trading market mechanisms. Through discussing and analyzing domestic and foreign policies on climate change, China Eastern finalizes our own plans to response to the 13th Five-Year Plan of China and to contribute to the fulfillment of China’s promise to Paris Agreement. China Eastern has also formulated the Regulations on Carbon Emission Management to regulate carbon emission management and control carbon trading management processes. In addition, China Eastern successfully completed the settlement of carbon trading in Shanghai during 2013 to 2016.

1.3 Focus Area 3: Implementing Aviation Poverty Alleviation

The transport development promotes the chain development of infrastructure, energy and environment in poverty-stricken areas and generates positive knock-on effects. Among all kinds of transport ways, aviation transport is such a kind with the highest speed, the most convenience and the lowest pollution. Aviation transport is conductive to local employment, investment and economic trade, promotes the development of regional economy and urbanization, and contributes to poverty elimination and people’s livelihood. China Eastern has been dedicated to poverty alleviation in Shuangjiaing County and Cangyuan County in Lincang, Yunnan Province for years. Aviation poverty alleviation is one of priorities of China Eastern to draw on our advantages in main businesses to promote poverty alleviation, and also one predominant feature of China Eastern in fixed-point poverty alleviation. Compared with cash and in-kind contributions, aviation poverty alleviation is an indirect way of poverty alleviation, and it is a poverty alleviation model with the most operability and sustainability, which is summarized by China Eastern through years of practice in poverty alleviation. Transport poverty alleviation is one of the most powerful measures of poverty alleviation to enable our people to have a strong sense of fulfillment, playing a vital role in poverty alleviation work in poor areas.

Case: Aviation Poverty Alleviation – Facilitating Impoverished Regions to Get out of Poverty and Realize Prosperity

Located in the most southwest of China, Cangyuan County is cut off from the outside world by surrounding mountains. The inconvenient traffic hinders their social and economic development. On December 8, 2016, owing to continuous efforts of China Eastern, Cangyuan Washan Airport was officially operated for flights, opening the way for Cangyuan to reach out to the world. The convenience of transport further drives local industry upgrading. With local resources and convenient aviation transport, tourism has become a pillar industry in Cangyuan. Shanghai Airlines Tours International makes plans and package of tourism products for local tourism agencies. Not only in tourism industry, China Eastern has also made efforts in transporting local natural produce out of Cangyuan to broader markets, further promoting poverty alleviation in rural agricultural farming and livestock breeding.

Stakeholders opinion

“The operation of Cangyuan Washan Airport and the design of related tourism products rapidly drive the development of local tourism. During the period from January to October, 2017, the total income in tourism industry of the whole county reached 2.69 billion yuan, with a year-on-year increase of 54.36%; the number of tourists reached 3.27 million person-times, with a year-on-year increase of 51.27%.

- He Wenying, Vice Director General of Tourism & Culture Radio and Television Bureau of Cangyuan County

2	Management: Integrating CSR into Corporate Strategy and Management

Corporate value system and strategy is the spirit and core of a company and decides the development direction of a company. Only by combining sustainable development goals with corporate development and integrating them into corporate vision, mission, values and strategies can a company consider social and environmental factors in decision-making and value creation processes, embracing the inclusiveness of CSR goal and business goal. Upholding the development vision of “Creating a world-class airline, building a happy China Eastern”, China Eastern has continuously identified the relationship between the Company’s businesses and social responsibility and their impact on sustainable development to enrich CSR connotations and form CSR concepts and management with the Company’s characteristics.

2.1 Corporate Strategy and Governance

•	Corporate Strategy

China Eastern has gradually improved and finalized the new development framework, namely to take comprehensively deepening reform as the mainline, focus on internationalized and internet-based development, regard transformational development, brand building and capability improvement as the three guarantees for realizing the development vision of “Creating a world-class airline, building a happy China Eastern”. Meanwhile, the Company actively responds to the call of the 19th CPC National Congress to “turn Chinese enterprises into world-class, globally competitive firms”. According to the strategic two-stage development plan for the period 2020 to the middle of this century proposed on the 19th CPC National Congress, and our new development framework, we perceived the new mission and new responsibility of a central SOE, focus on the principal contradiction and prominent problems in different development stages, and have accordingly identified the three strategic stages of reform and development.

The Strategic Process of Reform and Development of China Eastern in The New Era

•	Corporate governance

China Eastern strictly complies with domestic and overseas listing rules and relevant laws and regulations, and constantly improves the modern corporate governance structure consisting of shareholders’ meeting, board of directors, board of supervisors and management which form a check-and-balance mechanism. The Shareholders’ Meeting, Board of Directors, Board of Supervisors and the management perform their respective duties independently in accordance with the Articles of Association. There are Nomination and Remuneration Committee, Audit and Risk Management Committee, Planning and Development Committee and Aviation Safety and Environment Committee to assist and support the Board of Directors. the Board of Directors consisted of 11 directors, among whom four were independent directors.

In 2017, the Company amended the Articles of Association and the Rules of Procedure for the Board of Directors, determined the legal status of Party organization in corporate governance, and meanwhile revised a series of management regulations according to the changes of supervision rule and corporate development needs. The Company held two shareholders’ meetings, eight regular conferences and meetings for board of directors and 18 meetings for special commissions under the board. A total of 46 critical corporate issues were discussed and reviewed; some of independent directors were assigned to conduct field researches and inspect on overseas business outlets in various aspects including financial management, internal risk control, marketing and sales, and flight operation guarantee, etc.; Tang Bing, Director and Vice General Manager of China Eastern, was appointed as the director of Air France-KLM Group.

Corporate Governance Framework

Annual General Meeting

Board of Directors

Board of Supervisors

Nomination and Remuneration Committee

Audit and Risk Management Committee

Planning and Development Committee

Aviation Safety and Environment Committee

The Management

表注：公司董事会组成    Board Members

Name	Position

Liu Shaoyong	Chairman, Secretary of the Party Committee

Ma Xulun	Vice Chairman, Vice Secretary of the Party Committee, General Manager

Li Yangmin	Director, Secretary of the Party Committee, Vice General Manager

Gu Jiadan	Director

Tang Bing	Director, Vice General Manager

Tian Liuwen	Director, Vice General Manager

Yuan Jun	Worker Director

Li Ruoshan	Independent Director

Ma Weihua	Independent Director

Shao Ruiqing	Independent Director

Cai Hongping	Independent Director

Organizational Structure of China Eastern

•	Investor Relations Management

According to the supervision requirements for listed companies issued by the stock exchanges, the Company continuously improves the information disclosure system and mechanism. In 2017, the Company released 70 interim announcements and four regular reports through Shanghai Stock Exchange; 88 announcements, ten circulars and four regular reports through Hong Kong Exchanges and Clearing Limited; and 64 announcements and one annual report through New York Stock Exchange. With these efforts, the Company ensures timely, real, accurate and intact information disclosure.

The Company conducts open and transparent communication with investors in various ways such as face-to-face communication, telephone calls and meetings, telegraph, network and investor open day. In 2017, the Company organized multiple road shows at home and abroad and held face-to-face communication with about 77 investors from 48 organizations; and held telephone meetings with 242 Chinese and international analysts. In 2017, the Company received visit from 57 analysts and fund managers in 26 batches, and was invited to hold face-to-face communication with over 140 investors on investor communication meetings organized by investors.

•	Compliance management

Establishing and improving the law-based governance and compliance mechanism is the essential premise for the corporate sustainability. China Eastern has always complied with business ethics, continuously improved compliance governance, enhanced employees’ legal awareness, and cultivated a corporate culture of clean governance and compliant operation. To respond to the deepening internationalized development, China Eastern observed laws and regulations on anti-trust and anti-unfair competition in countries and regions where we operate according to international compliance; moreover, we participate in domestic and overseas market competition with independent, equal, standard and orderly operations to jointly maintain a good market order and competition environment with other enterprises of different ownership.

In 2017, we steadily promoted the “1234 legal and compliance projects” to continuously establish and improve the compliance management system and the legal risk prevention system for internationalized operation; and enhanced work on compliance management in key areas such as anti-trust, anti-unfair competition, safe operation and environmental protection. In 2017, the contract fulfillment rate of the Company reached 100%, with no occurrence of law suits against trust and unfair competition.

•	Party Building

According to the development rules of civil aviation and the operation characteristics of airlines, China Eastern integrates Party building into corporate governance, safety, service, operation and management, providing strong guarantee for the Company’s reform and development. The Company organizes thorough study and implementation of the Thought on Socialism with Chinese Characteristics for a New Era led by Chinese President Xi Jinping, and the essential spirits of the series of important speeches delivered by President Xi. The Company has put Party building in the first place among annual work priorities for three consecutive years and formulated systems such as the Rules for the Implementation of Party Building Work Responsibility System and the Rules for the Implementation of Reporting, Review and Assessment of Party Building Work. After the 19th CPC National Congress in 2017, China Eastern implements the requirements of “Six Focuses”, “Five Implementations” and “Five Full-Coverage Operations”.

The Company keeps on making it regular practice and an institutionalized requirement for all Party members to gain a good command of the Party Constitution, Party regulations, and related major policy addresses and to meet Party standards. From April 2016 to December 2017, the Company organized all management personnel to give approximately 600 lectures on Party theories and practices, over 3,600 learning symposiums, and about 8,800 learning and training activities in different forms. The selection and awarding of knowledge competitions and Party micro-courseware won attention and exerts much influence. Besides, the Company actively explores the mode of “Internet + Party building”. The China Eastern Party Building website and the official WeChat account of China Eastern Party Building won the first prize for national SOE management innovation projects. The “Three-Leader” team (Three-Leader refers to Captain, Chief Steward and Group Leader) building was continuously deepened; remarkable outcomes were made in the “Blue Sky Party Group” project, and the role of “demonstrative Party Branch” was manifested. Besides, Party building was enhanced in overseas subsidiaries and outlets to streamline the organizational structure and the mechanisms with more efforts.

•	Anti-corruption

China Eastern promotes the clean Party’s working style and anti-corruption, and bears zero tolerance to address the practice of formalities for formalities’ sake, bureaucratism, hedonism, and extravagance. In 2017, the Company subdivided and standardized the decision-making content, operation procedure and requirements of the Standing Committee for Discipline Inspection Commission, and established the three-dimensional communication mechanism in which the Discipline Inspection Office of the Company communicates vertically with discipline inspection organizations of all subsidiaries, branches or business units and horizontally with discipline inspection personnel to continuously improve the capability of the Company’s discipline inspection team. The Company established the mechanism of seasonal reporting on discipline inspection work to the Party group and the mechanism of study on Party working style and anti-corruption, and timely listen to the instructions of the Party group.

In 2017, the Company promoted the full and strict governance over the Party, enhanced daily management and supervision of leaders and cadres, and kept clean governance archives for leaders and discipline inspection cadres. In 2017, the Company held 27,774 talks, among which 19,239 daily talks, 5,384 talks over honest work and 3,151 talks of reformatory education and early warning.

The Company conducted the discipline inspection campaign initiated by the central Party, took actions according to the feedback of the discipline inspection group of The State-owned Assets Supervision and Administration Commission of the State Council (SASAC), and fully implemented rectification measures. China Eastern organized discipline inspection tours in branches and subsidiaries and conducted field researches on their progress of implementing the central Party leadership’s eight-point decision on improving Party and government conduct. The headquarters and subsidiaries, branches and business units of China Eastern organized 1,396 warning activities, 912 inspection tours and 119 special treatment activities to deepen the improvement of clean governance, risk prevention and control through “Culture + System + Science and Technology”.

•	Risk control

The Company continuously promoted the comprehensive risk management, and focuses on four aspects including system building, risk evaluation, internal control assessment and capability building to further improve the Company’s management and control in key risk areas. As the comprehensive management department for internal risk control, the Auditing Department of the Company promotes different levels of subjects of liabilities in the Three Defensive Lines of internal risk control to fulfill due responsibilities.

In 2017, the Company further improved the top-down design and fulfilled the responsibilities of risk prevention and control as the subject of liabilities; we established the second-level risk management commission to set up the linkage mechanism and enhance capabilities of identification and management & control of major operation risks; we improved the risk evaluation system, focused on corporate strategic goals and current operation goals, and conducted risk evaluation in major and important corporate matters; by enhancing work on internal control assessment and internal auditing, we aimed to set up the linkage mechanism with risk management; by deepening the team building and training of the internal risk control team, we promoted the development of the internal risk control panel.

Work on Risk Management

•	Informatization

The informatization work is a major carrier and an important support to promote the transformation of China Eastern from a traditional enterprise to an internet-based enterprise. The Company promoted work on “giving full play to the guiding role of IT to create a digitalized China Eastern” in full swing. Relying on a professional information team, the Company built a closed-loop service support system covering from IT planning, project management, system implementation to operation and maintenance support.

In 2017, China Eastern launched the internet-based strategy consulting project and held the internet-based strategy seminar to further clarify the internet-based strategy positioning and implementation path. Moreover, we completed the internet-based strategy designing, expanded the consumption internet, the industry internet and the social networking internet, and planned eight internet-based application scenarios, taking an important step to build an internet-based China Eastern. We strive to realize the ecosystem data linkage and build an internationalized and internet-based information ecosystem.

In 2017, China Eastern Internal Mobile APP and Mobile HCC won the application innovation prize by China Computer Users Association; China Eastern was the first airline to use robots to provide services at Hongqiao VIP Check-in Counter, including providing aviation transport knowledge, checking boarding card and member points.

Note: Mobile HCC is a mobile APP closely connected to the HCC operation control system. The APP is mainly used to help frontline employees at the Ground Service Department to receive service task orders, record time of task beginning and completion, and synchronize the time to the HCC operation control system. The data are visually displayed in Gantt chart on the computer or screen terminal at the flight dispatching station to guarantee the full process of visible monitoring of ground service.

Some Informatization Measures

✓	Numbers of processes in eight business sectors and management areas covered by the information system of China Eastern

1,163

✓	554

application modules developed

✓	over 97%

Coverage rate of the business automation

✓	Peak click rate of employees’ mobile terminals

11.08 million times per day

2.2 Integrating CSR into the Organization

Social Responsibility Management Framework of China Eastern

We adhere to the concept of “caring for employees, putting customers first, satisfying shareholders, and earning the public’s trust”, continuously promote social responsibility management work and integrate the concept of social responsibility into our development vision of “Creating a world-class airline, building a happy China Eastern”. We have divide social responsibility work into different aspects and assign them to the organizational structure in order to ensure that responsible management departments fulfill their respective corporate social responsibilities in their daily operation and management, and have built and improved the social responsibility management and information disclosure system.

In 2017, we seized the opportunity of compiling our CSR report 2017 to conduct special training seminars on social responsibility fulfillment among CSR personnel from departments, subsidiaries and branches. The training content covers global CSR development trends, social responsibilities of aviation industry, analysis of CSR topics and information disclosure, etc. The attendees prioritized the material topics in the database of China Eastern, and participated in communication and discussion about CSR management progress and remarkable CSR practice in 2017.

2.3 Materiality Assessment

According to GRI Sustainability Reporting Standards, the Company has made analyses and modification of material topics in 2017 based on materiality disclosure in 2016, and major strategies and stakeholders’ expectations in 2017.

Identification of Material Topics

Step 1: Review

Step 2: Identification

Step 3: Evaluation

Step 4: Validation

CSR Report

Stakeholder Engagement

1.	Review and identification

Based on 29 major material topics disclosed in the Company’s CSR report in 2016, we fully considered the feedback of internal and external stakeholders during the reporting period to complement the list of major material topics, and highlighted and subdivided core topics, providing references for the analysis of material topics in 2017.

Furthermore, we made a deep analysis of macro policies and trends of global sustainable development in 2017, mapped the requirements and practices of sustainability in aviation industry, and sorted out and formulated the 44 material topics in the database according to the requirements of sustainability topic management and information disclosure stipulated in relevant international and domestic standards and guidelines, and based on corporate strategies and development focuses in 2017.

2.	Evaluation

According to the principles of materiality and stakeholder engagement, we prioritized the identified material topics and adopted group discussion, on-site interviews, telephone interviews and other ways to investigate 59 internal and external stakeholders and get to know their grading of topics in terms of materiality. We conducted a comprehensive prioritization of material topics in terms of influence on stakeholder assessments & decisions and significance of economic, environmental, and social impacts. Finally, we concluded the preliminary assessment results of material topics.

3.	Validation

Based on the corporate strategy and business policy, we verified the preliminary results of the assessment of material topics, and listed top 19 material topics of great significance to both the Company and stakeholders through comprehensive analyses.

Material Topics of China Eastern in 2017

Note: The bigger the font is, the higher importance the topic is.

•	Overview of Material Topics Management

Material Topics	Corresponding topics in GRI Standards	Progress in 2017	Plan for 2018
Aviation Safety

•  Ensured all levels of safety management cadres to fulfill the safety management responsibility

•  Amended the safety performance rules

•  Introduced DuPont safety culture

•  Built the capability of China Eastern “Three-Leader” team

•  Built the integrated air defense system

Management focus:

•  Enhance the reform of safety management mechanism and differentiate functions between the safety supervision and the work safety

•  Promote the development of the “Seven Systems” of safety management

•  Develop new training approaches and comprehensively improve safety capability

•  Enhance safety cultural development and positive incentive

•  Strengthen the S&T support system for safety management

•  Rectify safety work style and guarantee work safety

Main goals:

•  Prevent serious flight accidents

•  Guarantee passengers and aircrew safety and prevent aircraft hijacking and bombing

•  Prevent serious aviation maintenance accidents, aircraft ground accidents, ground production accidents, and transport accidents of dangerous goods by air

•  The civil aircraft incident rate per ten thousand hours was less than 0.098.

Occupational Health and Safety	GRI 403 Occupational Health and Safety

•  Conducted the pilot fatigue risk management

•  Improved the pre-flight alcohol test system

•  Implemented the decentralized management of pilot health

•  Promoted the reform of internal clinic model

•  Cared for employees through EAP (Employee Assistance Program)

•  Enhance health management and steadily improve aircrew health

•  Provide one-stop business hall for employee service

•  Contribute to the building of a happy China Eastern through improving employees’ medical care, food provision, accommodation and transport

Passenger Health and Safety	GRI 416 Customer Health and Safety

•  Implemented the full process of safety supervision of aircraft offerings

•  Formulated the stringent auditing supervision system for food suppliers and the quick response system for food safety

•  Publicized the latest version of Hygienic Standard of Flight Food

•  Initiated the project of Air Medical Experts

•  Further improve the quick response capability of air-to-ground linkage and the air first-aid capability

•  Enhance the supervision of suppliers’ procurement channels and food quality, build the food raw materials test lab, and improve the food traceability system

•  Implement the integrated operation of air security system and promote the secure flight

Internationalized Development

•  Actively participated in the construction of the Belt and Road

•  Continuously promoted the “Pacific Plan” and the “Europe Profitability Plan”, and developed business in Japanese and South Korean market, North American market, European market, Australian market and Southeast Asian market, etc.

•  Accelerate the implementation of internationalized strategic projects from three aspects, i.e. channel and layout optimization, innovation enhancement, and process & mechanism improvement

•  Elevate the internationalized operation level, develop VIP international customers with great needs, optimize customer policies to drive international sales, and innovate the development model of international frequent flyers

Flight Punctuality	GRI 417 Marketing and Labelling	• Amended the provisions of systems such as the General Conditions of Passengers and Baggage Carriage of China Eastern and the Contingency Plan for Irregular Flights	• Optimize the flight experience, further optimize the irregular flight notification by upgrading the internet technology, and realize online claims for irregular flights

Product and Service Innovation	GRI 417 Marketing and Labelling	• Optimized and improved the full process of self service • Promoted the service of “air internet”

•  Promote the upgrading and optimization of smart customer service, and develop new functions of air recreation system

•  Expand pre-flight customized service channels for passengers; promote air-to-ground quick response

Passenger Experience Improvement

•  Established the Customer Service Commission; revised the Service Manual and formulated its English version

•  Launched the fresh-made food provision and upgraded the food quality of both business class and economy class

•  Upgraded VIP service: opened VIP lounges in Beijing and Shanghai, and strictly control the temperature of the VIP shuttle bus

•  Expand the pre-flight food order channel and launch food order terminals for business and economy class passengers, such as short message and mobile terminal

•  Optimize customer feedback identification, realize customer tagging and design personalized questionnaires for different customer groups

•  Realize automatic classification of assessment and complaint; develop new approaches of passenger assessment feedback

Special Passenger Service	GRI 416 Customer Health and Safety	• Subdivided special service standards such as the transport of small animals	• Improve special passenger service application channels and enhance quality supervision of special services such as the transport of small animals

Customer Privacy Protection	GRI 418 Customer Privacy	• Enhanced the protection of passengers’ sensitive information and urged agents to guarantee passenger privacy safety	• Establish the full-cycle, full-process passenger sensitive information protection mechanism from management practice to technical implementation

Sustainable Value Chain	GRI 204 Procurement Practices GRI 414 Supplier Social Assessment GRI 417 Marketing and Labelling

•  Formulated and improved the Procurement Regulation of China Eastern Airlines Corporation Limited and the Detailed Rule for Procurement of China Eastern Airlines Corporation Limited

•  Supported the development of small and medium-sized suppliers

•  Improve the procurement system and realize the three-tiered procurement management of the Group, the Company and branches & subsidiaries; optimize business processes, implement the unified management of supplier information, work on supplier registration, supplier performance assessment and annual supplier review, etc., and clarify management chains and solidify management processes

•  Deepen the cooperation with agents, expand cooperation scope and extent, and further strengthen agents management & control

Industrial Development Promotion

•  Deepened the cooperation with Delta and Air France-KLM Group; purchased shares of Air France-KLM Group

•  Deepened the cooperation with SkyTeam Alliance and assigned personnel to relevant posts in SkyTeam Alliance

•  Helped Commercial Aircraft Corporation of China, Ltd. (COMAC) with the research and development of homegrown large passenger planes, and cooperated with COMAC to hold trainings for personnel from different positions

•  Enhance the engagement in SkyTeam Alliance, and upgrade the cooperation with alliance members and agency service quality

•  Actively participate in industry research projects led by CAAC

•  Deepen the college-enterprise cooperation and promote the building of talent pool

Combating Climate Change	GRI 201 Economic Performance GRI 305 Emissions

•  Decomposed, formulated and subdivided the annual assessment index system for energy conservation and emission reduction

•  Propelled a series of energy conservation and emission reduction projects such as fleet optimization and root optimization

•  Completed carbon trade mission assigned by the EU and Shanghai City

•  Improve the energy conservation and emission reduction management network system, and build sub-systems of management of all levels

•  Actively address climate change and participate in international and domestic carbon trade

•  Develop the calculating system for carbon emission and fuel consumption, and built up data support, quota distribution and settlement clause for carbon emission management

Pollution Prevention	GRI 306 Effluents and Waste GRI 307 Environmental Compliance

•  Conducted data statistics and account management of hazardous waste within the Company

•  Eliminated all kinds of high-pollution vehicles

•  Formulated the Hazardous Waste Management Plan and properly disposed hazardous waste generated by maintenance

•  Conducted electronic waste recycling

• Improve the construction of waste information registration & management system, regulate data statistics and propel the statistics of hazardous waste information

Sustainable Resource Utilization	GRI 302 Energy GRI 306 Effluents and Waste

•  Established the energy consumption monitoring platform

•  Purchased new energy vehicles (NEVs)

•  Set up rainwater collection projects

•  Conducted data statistics and account management of non-hazardous waste within the Company

•  Initiate the 2nd phase construction of the energy consumption monitoring platform to enhance the Company’s energy consumption monitoring capability

•  Improve the development of waste information registration & management system, regulate data statistics and propel the statistics of non-hazardous waste information

Work Conditions and Social Safeguard	GRI 401 Employment GRI 409 Forced or Compulsory Labor	• Updated relevant systems such as employee manual • Improved the remuneration system for pilots and flight safety management personnel • Continuously improved services to build a happy China Eastern

•  Focus on caring for employees, continuously promote the building of a happy China Eastern, and build a happy passenger cabin

•  Further strengthen the construction of the “Three-Leader” team and the incentive mechanism

•  Explore the employee welfare point system

•  Establish the flexible analysis and control system for labor cost to maintain necessary competitiveness in remuneration

Diversification and Equal Opportunity	GRI 401 Employment GRI 405 Diversity and Equal Opportunity GRI 406 Non-discrimination

Promoted the unification of foreign steward contract, remuneration framework and career planning, gradually unifying the foreign steward remuneration structure

•  Recruited foreign steward and explored localized management

• Further improve the foreign steward management system • Further expand the foreign steward team

Employee Training and Development	GRI 404 Training and Education	• Formulated the guideline of employee performance and career development assessment • Improved the training system • Optimized the talent pool building

•  Enhance highly-skilled talent cultivation and accelerate business integration

•  Enhance efforts in building a talent pool to propel the implementation of corporate strategies

•  Focus on capability improvement, market development, curriculum system, the building of a happy China Eastern and the internet platform

Targeted Poverty Alleviation	GRI 413 Local Communities

•  Established and improved the poverty alleviation mechanism

•  Established the information exchange platform

•  Conducted aid projects

•  Initiated the 2nd campaign of the 3+X education support project of “Love from China Eastern, Care for Lincang”

•  Continued to carry out fixed-point poverty alleviation projects in Shuangjiaing County and Cangyuan County in Lincang City, Yunnan Province

•  Conducted discipline supervision and inspection in poverty alleviation work

•  Uphold the principle of poverty alleviation and propel the work in hierarchical order

•  Value unification and coordination to promote the work as a whole

•  Figure out priorities of poverty alleviation work

•  Uphold clean governance and self discipline, and purify poverty alleviation work style

Special Flight Guarantee	GRI 413 Local Communities

•  Completed the Hurricane Maria rescue action in Dominica

•  Helped Chinese nationals trapped in Bali during volcano eruption get back home in China

•  Completed major transport guarantee tasks for events such as the 19th CPC National Congress and the Belt and Road Forum for International Cooperation

•  Completed several living organ and blood transport tasks

•  Cooperate with overseas professional contingency service organizations to train rescue procedure and elevate the Company’s overseas rescue capability; enhance overseas temporary alternative landing and ground service capabilities

•  Actively support major transport tasks for important meetings of the Party and the country, pilgrimage charter flight and contingency rescue, etc. according to the requirements of “the highest standard, the strictest requirement, the strongest measure”

Note: Three-Leader refers to Captain, Chief Steward and Group Leader.

•	Key Performance in 2017

2.4 Stakeholder Engagement

Taking factors such as daily corporate operation and management, scope of topics and the impacts into account, we identify internal and external stakeholders that are of vital importance to the Company’s development and vice versa. We keep close communication with stakeholders, listen to their expectations and accept their supervision; according to stakeholders’ feedback, we improve our decisions and continuously improve CSR management.

Stakeholders	Main Topics	Engagement		Response Approaches
		Communication	Supervision
SASAC	Internationalized development Addressing climate change Targeted poverty alleviation Community engagement	Working conference Regular report	Business assessment Inspection tour	P18, P19, P20, P21, P52, P67-68, P77-78, P79-80

CAAC	Aviation safety Flight punctuality Improvement of passenger experience Addressing climate change Supporting industrial development	Working conferences Issuance of notices	Supervision and check Operational guidance	P44-47, P53, P58-60, P67-68, P65-66

Stock exchanges/ investors	Operating performance Risk management and control Compliance management	Company announcements Shareholders’ meetings Performance roadshows	Regular information disclosure Independent directors Auditing system	P82, P28, P27

Local governments	Compliance in operation Addressing climate change Prevention and treatment of pollutions Sustainable resource utilization Community engagement Targeted poverty alleviation	Routine communications Working conference Government-enterprise partnership	Submission of statistical reports	P27, P67-68, P69-70, P71-72, P79-80, P77-78

Customers	Flight punctuality Product and service innovation Protection of customer privacy Passenger health and safety Special passenger service Improvement of passenger experience	Membership activities Customer hotline Weibo, WeChat online platforms	Customer satisfaction survey Customer complaints management External supervisor system	P53, P54-57, P62, P50-51, P61, P58-60

Employees	Occupational health and safety Employee training and development Diversity and equal opportunity Work Conditions and Social Safeguard	Staff congress Online exchanges, seminars Training, competing for positions	Internal supervisors Service satisfaction survey Trade unions	P48-49, P75-76, P74, P73

Peers/industry associations	Compliance management Supporting industrial development Sustainable value chain	Communication conferences Exchanges among the industry Project cooperation	Social supervision	P27, P65-66, P63-64

Dealers	Sustainable value chain Compliance management	Project cooperation Routine business communications Business meetings and negotiations	Reporting mechanism Auditing/Assurance	P63-64, P27

Suppliers/other cooperation partners	Compliance management Risk management and control Sustainable value chain	Project cooperation Routine business communications Business meetings and negotiations	Reporting mechanism Auditing/Assurance	P27, P28, P63-64

Communities/nonprofit organizations	Prevention and treatment of pollutions Community engagement Targeted poverty alleviation	Voluntary services Community project cooperation	Social supervision	P69-70, P79-80, P77-78

Media	Compliance management Product and service innovation Improvement of passenger experience	Press conference Media interview Interactive new media	Media supervision	P27, P54-57, P58-60

3.1    Recognition and Honors

Award Name	Issuer

Brand Finance Global 500 2016 – world’s 500 most valuable brands (for two consecutive years)	Brand Finance

Top 30 Most Valuable Chinese Brands (for six consecutive years)	WPP

China Securities “Golden Bauhina Awards” - The Listed Company with the Most Investment Value	The Listed Companies Association of Beijing, The Hong Kong Chinese Enterprises Association, Hong Kong Takung-Wenwei Media Group

Fast Travel Golden Award	IATA

The Silver Prize for the Best Annual Report of the International ARC Award 2017	MerComm, Inc.

Top 10 Central SOEs with the Strongest Brand Influence	The SASAC News Center

Award of Outstanding Contribution to Anti-Poverty and Children Development in 2017	China Development Research Foundations

The Bronze Prize of the 3rd China Youth Volunteering Service for Public Welfare Entrepreneur Competition	The Central Committee of the Communist Young League, the Central Civilization Affairs Office, the Ministry of Civil Affairs, the Ministry of Water Resources, National Health and Family Planning Commission, China Disabled Persons’ Federation, China Volunteer Service Federation

Nomination for the National Youth Volunteering Service Demonstration Project	The Central Committee of the Communist Young League, the Central Civilization Affairs Office, the Ministry of Civil Affairs, the Ministry of Water Resources, National Health and Family Planning Commission, China Disabled Persons’ Federation, China Volunteer Service Federation

The Silver Prize and Bronze Prize of the 1st National Civil Aviation Youth Volunteering Service Project Competition	National Civil Aviation League Committee

“China Eastern Airlines Internal Mobile APP” and “Mobile HCC” won application result innovation prizes	China Computer Users Association

Outstanding CSR Performance Award for Listed Companies in Shanghai	The Listed Companies Association of Shanghai, Yicai.com, Shanghai Federation of Economic Organizations (SFEO)

Outstanding Enterprise for Energy Conservation and Emission Reduction in Shanghai transport industry during the 12th Five-Year Plan Period	Shanghai Transport Commission

The First Prize of Modernized Enterprise Management Innovation Results for Shanghai enterprises in 2017	The Appraisal Commission Office for Modernized Enterprise Management Innovation Results of Shanghai Enterprises

The First Prize of News Release and Contingency Response, the Third Prize of Publishing, and the Third Prize of Broadcasting , Radio, Film and TV of the 14th Shanghai Silver Pigeon Awards	The International Office of the CPC Party Committee of Shanghai

The Prize for Annual Case of the 12th People’s Enterprises CSR Awards	People.cn

GoldenBee Excellent CSR Report 2016 • Social Contribution Disclosure Award	China WTO Tribune supervise by the Ministry of Commerce

China’s Most Respected Enterprise	The Economic Observer

Best China Airline (for three consecutive years)	TTG China

Award for Airlines with the Best Performance in 2016	Travelport

Top 50 China Brands with Overseas Social Influence Top 50 China Global Brands	Facebook and KPMG

“Top 10 Airlines with Most Influence in 2017” and “the Best Airline Marketing Award in 2017”	Sina MicroBlog

The 5th Flyer Award – the Most Popular Frequent Flyer Program Award	China Civil Aviation Journal, Civil Aviation Management Journal, and Flyertea

The Best Employer of the Year 2017 in Aviation Industry	Minhang.com, Variflight.com

Award for the Best Service Innovation of the Year	Shine Consultant

CSR Enterprise Award of Civil Aviation Communications Summit 2017, the Outstanding Brand Communications Prize, the Outstanding Marketing Communications Prize and the Communications Innovation Prize of Civil Aviation Communications Awards 2017	Civil Aviation Communications

3    Implementation: CSR Creating Comprehensive Values

China Eastern pursues the sustainable development, reviews and reflects on the core areas of traditional corporate management from the CSR perspective, such as aviation safety, passenger service and employee development, and continuously integrates environmental and social topics including addressing climate change, sustainable resource utilization, targeted poverty alleviation into the Company’s development. The process of establishing approaches to topic management is also that of maximizing the positive influence and minimizing the negative impact of China Eastern; it is a process of creating brand new values for China Eastern.

3.1    Safety

3.1.1    Aviation safety

Aviation safety is an organic component of national safety and the essential condition for airlines to achieve high quality development. Bad weather, mechanical malfunction, human error, aircraft default and other events of force majeure will possibly exert adverse impacts on aviation safety of airline. Regarding flight, ground and air defense safety as an important mission and the foremost responsibility to safeguard people’s life and property is the foundation for airlines to maintain stable operation and good reputation.

Management approach

The general principle of aviation safety of China Eastern is “coordinating development and safety, enhancing the sense of crisis, and thinking of danger in times of safety. In order to safeguard aviation safety, China Eastern coordinates external and internal safety, traditional and non-traditional safety, technical and non-technical safety, improves the safety system and enhances safety capability to achieve the Company’s overall goal of sustainable safety development.

•	Safety management system

•	The CSR system

China Eastern has established the Aviation Safety and Environment Committee under the Board of Directors to administer affairs related to implementing national policies of aviation safety, clarify safety management responsibilities of main institutions, and study, deliberate, propose suggestions for and supervise the implementation of the Company’s aviation safety work plan and major issues.

Guided by the Safety Committee and the Safety Supervision Department, Safety Management System (SMS) of China Eastern is adopted to coordinate safety management responsibilities of main management institutions and operational units to work on SMS construction and operation, covering safety policy, safety risk management, closed-loop safety management and safety enhancement, etc. In 2017, the Company made detailed assessments of the actual SMS operation status of 14 operational units, searched for their highlights and deficiencies in SMS system construction and operation, and formulated the Safety Management System Efficiency Improvement Plan of China Eastern, contributing to continuous improvement in safety management system.

In 2017, China Eastern formulated relevant safety regulations such as the Implementation Plan for Promoting the Integrated Operation of Air Defense System, Guidance on Crew Resource Management (CRM) etc., improved the contingency manual and procedure of flight safety and production guarantee, and formulated the Flight Safety Contingency Response Process and Checklist. According to the feedback collected during the implementation, the Company revised regulations such as the Aviation Security Plan and the Hazardous Chemicals Manual.

•	Implementation and reviewing of responsibility

In 2017, China Eastern formulated the Safety Management Responsibility Checklist for Main Safety Management Cadres of China Eastern to clarify the main responsibilities of all levels of safety management cadres and give full play to their leading role. The Company revised the Regulations on Reward and Punishment for Aviation Safety and the Regulations on Safety Assessment Management to enhance positive motivation to improve the enthusiasm of operational units in safety management.

China Eastern conducts regular internal safety audit of safety risk management & control and inspection of hidden safety hazards. In 2016, China Eastern passed through the biennial certification of the IATA Operational Safety Audit (IOSA). In 2017, China Eastern continuously conducted LOSA for flight routes, inspected 450 flights, and listed the issues that needed to be addressed as the focus of inspections, focusing on rectification of hidden hazards and problems.

In 2017, to guarantee aviation transport for the 19th CPC National Congress, main leaders of China Eastern organized management personnel to conduct safety inspection in 12 first-level units. They inspected aspects such as cadres’ performance, the construction of “Three Bases”, risk management & control and inspection of hidden hazards, contingency management, etc. A total of 212 problems were detected. Among them, 103 problems were rectified, 109 problems were being rectified within the given period. The rest eight units completed self-inspection work.

Aviation Safety Safeguard Measures for All Business Segments of China Eastern in 2017

•	Flight Safety Capability

In 2017, China Eastern analyzed the current situation, challenges and business strategy and development needs of the “Three-Leader” team, and completed the construction of the “Three-Leader” team capability building model, providing the foundation and standard management system for talent selection, cultivation and appraisal. In addition, the Company organized the pilot capability enhancement activity, inspected and made survey among 19 flight units, analyzed the cause behind the problem, and formulated the improvement plan, solving the problem of inadequate capability of pilots.

Key Measures of China Eastern to Enhance Pilots’ Flight Safety Capability in 2017

•	Innovative technology support

Application of Major Safety Technology of China Eastern in 2017

•	Safety culture development

China Eastern actively promotes safety culture development. Through setting up rational material and spiritual rewards, the Company motivated employees to take their initiative to report safety information. In addition, the Company held safety theme forums, opened WeChat accounts of safety culture to spread safety information and deeply kept safety concepts into people’s minds, playing the guiding and driving role of culture in work safety.

Case: The Transformation from “Being Required to Pursue Safety” to “Being Proactive to Pursue Safety”

The Company actively maps world-class safety enterprises and continuously enhances our comprehensive safeguard capability for work safety and operation. In March 2017, the

Technology Company and DuPont cooperated to initiate the “DuPont Safety Management Consultation and Training Program”, and set up two pilot bases at Hongqiao and Pudong in Shanghai to conduct a series of trainings of safety leadership.

The Program encourages employees to take their initiative to take actions, transform safety management concept from strict supervision over high-pressure safety to independent management with proper maintenance regulation. Besides, the Program stresses the close relation between essential causes of passenger danger and aircraft danger, and the occupational health and safety of maintenance personnel is paid more attention to. Through the trainings, the maintenance units under the Technology Company started to practice DuPont safety concept, applied safety management approaches such as “line responsibility”, “felt leadership” and “behavior observation” to routine work, and formulated related safety management plans. For instance, the Company established the Independent Safety Management Committee, set up safety information sharing WeChat group, and revised regulations on prevention of work injury, etc. In 2017, the number of civil aircraft incident of the Technology Company was reduced by 45 % and the number of work injuries at Hongqiao and Pudong bases was 47 % lower than last year.

Stakeholder Voices

“Safety is an art, a science and more of love. As long as our leaders and management personnel always care for our employees, our employees will be touched and motivated to accept safety rules and consciously implement them, therefore, accidents can be prevented.”

Wang Jialin, Group Leader of Workshop 2 in Boeing Flight Maintenance Department of the Technology Company

•	In 2017

China Eastern won the award of “Diamond Flight Safety Award” by CAAC

Zero flight accident rate reached for ten consecutive years

•	The year is the 29th safety year for China Eastern air defense

•	Year-on-year increase rate of employees’ voluntary safety information reporting

700%

•	Pilots’ simulation flight training time

137,384 hours

•	Accumulatively 157 consecutive months of safety flight, Safety flight time

16.5045 million hours

3.1.2    Occupational health and safety

Occupational health and safety involves employees’ life, safety and health damage caused by labor conditions. During aviation transport, the health condition of the pilots may affect flight safety. Thus, the occupational health and safety of crew is of vital importance to aviation transport enterprises. Meanwhile, the ground activities such as aircraft maintenance may also pose risks to occupational health and safety, and it is also an important aspect of aviation transport enterprises.

Management approch

China Eastern respects employees’ legal right of health and continuously enhances management of occupation health and safety. In 2017, according to Rules for the Approval of the Operational Eligibility of Large Public Air Transportation Carriers (CCAR-121-R5), the Company formulated pilot fatigue risk management regulations; based on Law of the People’s Republic of China on the Prevention and Control of Occupational Diseases, China Eastern formulated the Medical Security Plan for Employees in Shanghai and unified the internal clinic model. According to employees’ feedback, the Company makes continuous improvement in management approach to safeguard employees’ rights of health.

Measures of China Eastern for Promoting Occupational Health and Safety in 2017

•	In 2017

No flight hygiene and unsafe incident occurred

•	Proportion of employee in participating in physical examination

78.43%

•	Employees trained before the completion of EAP project

over 2,500 person time

•	Hotline calls of consultation

827 people

•	Face-to-face consultation

43 people

3.1.3    Passengers’ health and safety

The life, health and property safety of passengers is one of the essential expectations from passengers for aviation transport. Passengers’ health conditions may be affected by small, closed air space, long flight time and some other factors. Airlines should take actions to safeguard passengers’ health and safety.

Management approach

China Eastern embarks on passenger health and safety safeguard from hygiene & safety of airplane food and air first-aid, and keeps on improving service to reduce passengers’ health and safety risks during flight.

In case of emergencies, China Eastern always puts passengers’ interests in the first place. China Eastern formulated the Contingency Response Manual, established the treatment plan for passengers’ accidental injuries and diseases, and equipped AED first-aid facilities on every flight, forming the air-to-ground quick response mechanism. The Company also stipulated first-aid and contingency rescue procedure in the Flight Attendant Manual. During flight, in case of passenger safety emergencies, the flight crew will make a preliminary analysis of the passenger’s situation and take basic first-aid actions according to the contingency plan and work manual. When the aircraft weight fails to meet the landing requirement, the crew will implement alternative landing through oil drainage. In 2017, China Eastern completed the air-to-ground cloud video of landing work. The crew can contact with the ground ACC (external station support) through video for 24 hours a day, providing more support and solutions for cabin and flight safety emergencies.

In order to ensure the quality and hygiene of airplane food to protect passengers’ health and safety, China Eastern strictly follows international and national standards, implements the full process of safety supervision over airplane offerings, and forms the stringent food supplier review and supervision system.

Safeguard Measures of China Eastern for Passengers’ Health and Safety in 2017

Case: Alternative Landing through Oil Drainage to Protect Life

On November 24, on China Eastern MU727 flight, a passenger fell into coma because of sudden illness outbreak. The crew instantly conducted first aid to the passenger and launched the contingency plan of alternative landing through oil drainage. Although an alternative landing costs hundreds of thousands yuan in aircraft maintenance, fuel combustion, and airport management, etc., China Eastern persists in putting passengers’ life in the first place. The airplane discharged 17 tons of fuel in the air and successfully landed at Saipan to save time for the passenger for timely medical treatment. In times of emergencies, China Eastern is always professional and responsible, winning good reputation across the nation.

•	In 2017

Number of medical emergency rescue events 71

•	24 flights

Alternative landing or returning plan to save passengers’ life

•	Food safety inspection

3 times

Food inspection

659 times for 76 food suppliers

•	No serious unsafe food incidents occurred

3.2 Economy and Business

3.2.1 Internationalized development

With the deepening of the economic globalization, China will adhere to the opening-up policy and deepen reforms comprehensively to develop an open economy. Aviation transport is not only a mode of transportation, but also one of the important channels for the rapid integration of regions and countries into global economy. China Eastern regards internationalized development as one of our important development strategies to help develop a new pattern of all-around opening-up. Meanwhile, internationalized development has also become an important way for the Company to seek our sustainable development, achieve win-win cooperation by combining more resources, and respond to the increasing market demand.

Management approach

The Company actively participates in the development of the Belt and Road and has confirmed the “Three-Step” internationalization path of “gradually promoting the internationalization of the network, the internationalization in relevant aspects, and the internationalization of investment and cooperation” to conduct in-depth international cooperation and accelerate the pace of internationalization. The Company continues to promote the “Pacific Plan” and the “Europe Profitability Plan”, and arranges international routes in Japanese and South Korean market, North American market, European market, Australian market and Southeast Asian market to realize significant enhancement of operation capacity and international influence.

By the end of 2017, the Company has operated a total of 9 flight destinations in Europe, including Paris, Frankfurt, London, Rome, Amsterdam, Madrid, Prague, Moscow, and St. Petersburg, and there are 67 flights to Europe each week.

Management internationalization

• Building a team to promote the internationalization of various professional fields

• Establishing a management and communication model for the promotion of internationalization

• Implementing a special training management model for global project to enhance management abilities in business development, talent development, and operation guarantee

Talent internationalization

• Optimizing organization model of overseas operation

• Improving the internal international talent reserve mechanism

• Introducing high-level overseas talents

• Establishing a sound career development system for overseas talents

Cooperation internationalization

•     Realizing strategic cooperation with Delta Air Lines to invest in Air France-KLM Group

•     Delegating personnel to hold the position of vice president of China Affairs in SkyTeam Airline Alliance for in-depth participation in the affairs within the Alliance and start staff discount ticket projects within the Alliance

Measures for Internationalized Development in 2017

•	In 2017, we cooperated with Delta Air Lines, Air France-KLM Group, and Aeroflot to establish a joint check-in system

8 flight destinations covered at home and abroad

•	50 International projects

•	11 Newly opened international routes

•	Increase of flight frequency on international routes

4%

3.2.2 Flight Punctuality

Flight punctuality is an important embodiment of civil aviation services and is among the highest concerns of customers when accessing to aviation transport service. In addition to factors such as weather, air traffic control, and airport management, the airlines’ operation and management level also affects flight punctuality to some extent. Therefore, flight punctuality management is the focus of airlines’ work to improve management and customer service.

Management approach

China Eastern has always attached importance to the flight punctuality management by controlling the flight unpunctuality risks and factors according to relevant provisions of CAAC. In 2017, the Company made amendments to relevant rules and regulations such as General Conditions of Passengers and Baggage Carriage of China Eastern and the Contingency Plan for Unpunctual Flights, and improved responsibilities for service security and management and control modes. In order to promote the implementation of such rules and regulations, the Company solicited opinions on flight punctuality management work from all units and branches & subsidiaries, answered and discussed questions concerning standards refinement, operation optimization, and flight delay judgments, and conducted a random inspection of the implementation of such rules and regulations as well as proposed suggestions on improvement.

Marketing

•     Informing passengers of unpunctual flight in time

Ground Service

•     Promoting electronic luggage retrieve

•     Establishing a quick transit system

•     Developing a “command channel of ground service”

Cabin Service

•     Adjusting departure times and routes at peak times

•     Further implementing the “Close the hatch five minutes early” policy

Fight

•     Realizing air-to-ground 24 hours contact to support solutions for cabin and flight safety emergencies

Operation

•     Promoting 30 node monitoring of operating quality

•     Further refining flight schedules

Aircraft maintenance

Informationization

•     platform

•     Operating qualification compliance verification platform

•     Operating electronic deployment platform

•	Note: Electronic luggage retrieve is the electronic process to search passengers’ luggage information after the reduction of departing passengers ‘record

Measures for Flight Punctuality Management in Various Business Processes

Case: Taking the Lead in Advancing the Airspace Refinement Reform Project in Yangtze River Delta

Since October 12, the Company has added 20 temporary routes, adjusted 89 routes in East China, and developed temporary routes (V14, X167) into fixed routes, effectively improving the punctuality rate of flights from East China to Northwest China, Southwest China and Zhengzhou city.

As of October 31, with a total of 1,998 flights using V14 routes, the punctuality rate has increased by 16.8% compared with that from January to September, and the punctuality rate of other temporary routes has increased by 7%-28%.

☐    In June 2017, the flight punctuality quality monitoring platform was launched. by December 31, 633 flights have been adjusted in Shanghai airport terminals

•	Average avoided

3.3 flight delays per day

•	Flight punctuality rate

71.99%

0.32%

higher than the industry punctuality rate

•	Notices on flights change informed

235,600 flights

•	Passengers served

8.121 million

3.2.3 Product and service innovation

Internet technology plays an increasingly important role in changing people’s daily life, and business travel and travel methods as well. In this respect, in order to respond to the diversified and individualized demands and expectations of customers, and enhance customer recognition and satisfaction, airlines need to provide passengers and other consumers with faster, more comfortable, and more intelligent transportation services by making continuous innovations on products and services through information technology.

Management approach

China Eastern set up Transformation Office to promote the business to keep pace with the market and the trend of the times in 2013. At the end of 2017, the Company upgraded the Transformation Office as the Leading Group Office of Comprehensively Deepening Reform to further assist in the promotion of supply-side reform. The Company also systematically integrated the functions of channels, markets, products, and services by establishing Sales Committee, Customer Committee, and Business Committee to improve services for passenger. As one of China’s first pilot enterprises conducting industrialization and informatization, we insist on product innovation by virtue of the ever-changing information technological innovation to improve service abilities and efficiency. Focusing on personalized customer experience, we promoted the intellectualization of the business operation model and the openness and interconnection of ecological relationships.

•	Full-process self-service

Since the introduction of the Internet-based development strategy, the Company has always focused on technological innovation, based on which more intelligent and efficient travel experiences are provided for customers. The Company has also improved full-process self-service, developed more interactive channels , and improved customer engagement .. The Company has also provided a series of convenience services on official website, including seat reservation, service for special passengers, flight information printing, self-service refund and rescheduling of unpunctual flight , prepayment for overweight luggage, application for free Wi-Fi onboard, and rescheduling of baby ticket; provided APP online intelligent customer service and manual service. Moreover, besides on official website, mobile phone App, M website, overseas websites, SMS check-in, WeChat official account check-in, and CUSS check-in, China Eastern also launched self-check-in service on the applet of WeChat to improve convenience for passengers’ check-in.

Self-service flight information acquisition

Self-service refund and rescheduling

Self-check-in

Self-service luggage check-in

Self-serve boarding

Self-service ID verification

Self-help transit

Self-service printing of flight delay/cancellation records

Self-service inquiry of luggage and leftovers

•    Optimize rules for self-service refund and rescheduling of unpunctual flight

•    In 2017, 75,576 customers conducted self-service refund and rescheduling, up by 319%

•    China Eastern self-check-in equipment is available in 8 languages including Chinese, English, Japanese, Korean, German, French, Italian and Russian, as well as Traditional Chinese.

•    Advance the intelligent guidance system of airport terminal by realizing transfer navigation in Pudong Airport and T2 boarding gate navigation by high-end robot attendant in Shanghai Hongqiao International Airport

•    Remind document checking of international flights for passengers

•    Complete identification and inspection functions of Permanent Residence Permits for foreigners and Taiwan Travel Permit for Mainland residents

•    Complete the “Direct Transfer of International Flight to International Flight within 24 Hours without Inspection” project, which takes only 5 steps and approximately 20 seconds through self-check-in

•    Receive 639,000 person-times in 2017

•    Update self-service mode of printing flight delay information by increasing five channels including China Eastern Airlines’ official website, overseas website, mobile phone APP, M website, and passenger service center.

•    Print 375,910 flight delay information in 2017

•    Add new item fuzzy search function and picture matching function

Self-service Functions Provided by China Eastern

Case: China Eastern Won “Fast Travel Golden Award”

In 2017, China Eastern won “Fast Travel Golden Award” by International Air Transport Association (IATA) for our promotion of the “IATA Fast Travel” project to save the waiting time of check-in and boarding procedures for passengers and improve the convenience of travel.

IATA Fast Travel is a project promoted by IATA in recent years with the aim to save waiting time and improve the convenience of travel for passengers by virtue of applying new technologies and new procedures. The project includes six main parts of self-check-in, self-service luggage check-in, self-service boarding, self-service ID scan, self-service luggage declaration, and self-service refund and rescheduling.

•	In 2017

Self-check-in rate of domestic flight

71.19%

•

Self-check-in coverage rate of international flight

over 90%

•	Fly-Fi Service

In 2017, we further upgraded the Fly-Fi Service platform from the original individual WeChat security model to the corporate security model by conducting follow-up work of software development, testing, training, and on-line operations and achieving functions of automatic login, self-service inquiry and automatic reply.

As the largest fleet in China,

Fly-Fi fleet has a total of 74 airplanes

Covering all international long-distance routes and

166 domestic key business routes

Totally serving about

44,000 flights

Receiving

545,000 person time

•	Luggage Management

The quality of luggage transport is always the core for China Eastern to improve customer services. In 2017, we put into operation the luggage control hall of the global luggage operation control center to develop the “intelligent luggage service” mode and further promote the process monitoring of luggage transport quality;

Meanwhile, we also established a full-process luggage control mode and launched a real-time tracking system for check-in luggage by adopting Internet information technology to improve luggage transport and management abilities.

Full-process luggage control mode

Luggage sorting, loading and unloading

•    Strengthen information checking to control luggage misplacement, wrong transport, missed loading and missed transport

•    Electronic luggage retrieve

•    Realize full covered scan of luggage sorting and loading for all outbound flights at airports in Hongqiao, Pudong, Kunming, Xi’an, Lanzhou, Taiyuan, Nanjing, and Hefei

Luggage handover

•    Electronic handover of luggage: Implement operation of luggage strip change in the luggage sorting area by connecting Bluetooth printer with a PDA on hand

Abnormal Luggage Searching

•    Online virtual warehouse building: Conduct image upload and centralized management of unclaimed luggage

•     Tracking and positioning of abnormal luggage without blind spots: Get access to the follow-up handling of abnormal luggage timely after arrival to reduce information transfer; withdrew and search abnormal luggage through luggage location positioning.

Claim settlement of abnormal luggage

•    Improvement of claim settlement management of abnormal luggage: Complete the connection of abnormal luggage management system and financial sharing platform

•     Centralized claim settlement services: Promote centralized settlement of complex claims and achieve integration of follow-up disposal

China Eastern Promotes the Full-process Luggage Control Mode by Applying Information Technology

Error Rate of Abnormal Luggage Transport (per 1,000 persons)

3.2.4 Improvement of Passenger Experience

As the receiver of aviation transport service, passengers are one of the most important external stakeholders of airlines. CAAC proposes to adhere to the “three bottom lines” of flight safety, integrity, and sincere service, among which sincere service is the essential requirement for civil aviation as a service industry, and the starting point and ultimate goal of flight safety and integrity.

Management approach

China Eastern adheres to people-first development concept by providing sincere service and creating new customer experience. Through cooperation with airlines like Delta Air Lines and Air France-KLM Group and continuous improvement of management and operation methods, we have improved our service standards and business processes, strengthened training for first-line employees, and improved service quality, striving to create better travel experiences for passengers and other customers. On the basis of original Marketing Committee, Customer Service Center and Service Management Department, we established Customer Committee to enhance our management abilities of customer experience service in 2017.

Formulating service standards

Developing service system

•	Completing the annual amendments of the Service Manual and publish the English version, improving the service standard system dynamically to determine new assessment plan on service system, and establishing “Rongchuang Cabin” studio to build a group across departments and build a service brand.

•	Formulating and implementing the Red And Yellow Card” Warning System for the Ground Management Staff (Trial )

Product optimization

Service upgrade

•	Enhancing multi-domain information support and promoting product and service innovation with the guidance of Internet strategy

•	Establishing three key project groups for airplane catering optimization, airplane offerings upgrades, and R&D of entertainment system

•	Promoting management of ground service resources

Service quality monitoring

•	Establishing a special action team for implementing service quality standards to fully implement the specified actions for service quality standardization

•	Strengthening online service monitoring through manual sampling, satisfaction sampling, and analysis of responsible complaint to strengthen customer portrait analysis and establish service files

•	Modifying and issuing the service rating standard and make amendments to the Rules of China Eastern on Rewards and Punishment Service Staff.

•	Completing auditing of cabin and ground service quality

Service improvement

•	Tracking the problem found in the 2016 service audit and supervising the implementation of corresponding rectification

•	Improving customer experiences by focusing on targeted problems

China Eastern Improves the Full-process Service Quality

•	Optimizing VIP service

The Company continues to improve the standards on VIP lounge construction, formulates and publishes relevant rules and regulations such as Setting Standards for China Eastern Airlines on Construction of VIP Lounge and Supporting System to continuously improve the service level for high-end customers. In 2017, the Company launched the new self-operated VIP lounge and united VIP lounge at Beijing Capital International Airport, the VIP lounge at the T1 terminal of Hongqiao Airport and the high-end check-in area on F Island, and built the first VIP Kids Club in the flagship VIP lounge at Pudong Airport. We also formulated and implemented management regulations for the use of VIP cars, shuttles, and air conditioners, and managed the temperature in the cabin through routine inspections and spot checks to improve passengers’ comfort.

Case: China Eastern High-end Check-in Area at Hongqiao Airport Unveiled

On August 18, China Eastern held the opening ceremony in the high-end check-in area at Hongqiao Airport, indicating the further improvement of the aviation service function of Hongqiao Airport and that the demand for high-end business travel in Shanghai, a cosmopolitan city, can be better satisfied. In addition, the Company is also the first airline in China to adopt the service robot “Dongdong” to guide passengers in the high-end check-in area at Hongqiao Airport.

•	Optimizing airplane food

In 2017, we carried out an optimization of airplane offerings and foods, and established four sub-projects, namely, in-depth optimization of routes, multi-dimensional adjustment and optimization of airplane meals, all-round improvement of airplane offerings, and increase of varieties of airplane beverages, to further optimize the meal standards on long-distance flights. We proposed innovative ideas for meals by providing local specialties and serving customers immediately to improve the quality of catering. At the same time, we shortened the dishes update interval and implemented the all-cabin meal replacement model on the business routes of Shanghai-Beijing, Shanghai-Shaanxi, and Shanghai-Guangzhou from every 15 days to every 10 days. During the rotation period, 4 menus were replaced by 6 menus.

Optimizing Children’s Meals and Creating Foods that Appeal to Children

“Mum taste” Dishes Offered in Economy Class Makes Two Cabin Passengers Slobber, and the Most Popular One is the Double-flavored Rice with Cured Meats.

•	Accelerating customer response

China Eastern accelerates customer response in an all-round manner and actively creates a smooth and comfortable experience for customers. We optimize the customer complaints management and control system, receive, distribute, investigate, handle, answer and archive customer complaints through the complaints system, and supervise the complaints analysis and exchange mechanism of CAAC to rapidly rectify the units with customer complaints and conduct regular evaluation on the units according to the regulations on rewards and punishment as well as complaint assessment indicators. We also hold regular seminars on customer complaint analysis and service improvement and carry out regular assessments in accordance with relevant regulations.

For the complaints on the problems, such as airplane radio and customers’ orders when getting off the airplane, we launched a variety of live-audio iPad radio broadcasts and cooperated with the Air Security Management Department to implement the order maintenance process by giving priority to two-cabin customers when getting off the plane.

In 2017, a total of 27,415,191 messages involving 790,841 flights were sent to customers to get their feedback, and 227,979 replies were collected.

✓	In 2017

✓	Customer commendatory letters received

✓	16,293

✓	Customer satisfaction degree (hundred-mark system)

✓	91.3 points

3.2.5 Special Passenger Service

Special passenger service is of significance for us to improve the accessibility of aviation services. The airlines should provide services for special passengers according to their needs and provide equal and safe travel for them.

Management approach

Based on the standardized process and practical experience, we sorted out the regulations on serving special passengers from the Cabin Service Manual as the guidance for cabin crew to provide services for special passengers. We equipped all aircrafts with aisle wheelchairs and renovated the toilet doors of most aircrafts to provide convenience for special passengers.

In 2017, we further standardized the working procedures for serving disabled passengers and improved service methods and skills. Specifically, we sorted out and revised the Human Organ Donation Process, implemented regulations prescribed in the Notice on Further Confirming Pregnancy Certificates for Pregnant Travelers, and refined special service standards for small animal transport and formulated and issued the Notice on Further Clarifying the Transport Standards for Small Animals to provide guidance on solving the unsafe transport incidents of small animals.

Special passengers including stretcher passengers, passengers who need oxygen blowpipes, wheelchair passengers, the disabled, passengers with pets, service dogs/guide dogs, the blind/deaf, pregnant/ parturient women, the sick, mobility impaired and children who travel as unaccompanied minors may apply for flight service through the hotline 95530, China Eastern official website, M website and App

Providing comprehensive escort service such as airport transfer, guidance, boarding, and assistance in filling documents for young (12-16 years old) and middle-aged and elderly passengers

Establishing priority service counter for revolutionary disabled soldiers and disabled on business policemen to facilitate their purchase of discounted tickets

Providing more than 20 special meals for passengers with special needs such as baby meals, children meals, vegetarian meals, meals for diabetic, Indian meals, Muslim meals, etc.

Convenient Services Provided by China Eastern

✓	60,838 special service applications

received online in 2017

✓	Applications reviewed and accepted

✓	46,571

3.2.6 Customer Privacy Protection

To ensure the transport safety and smooth operation of passenger transportation services, airlines will require passengers to provide personal privacy information, thus they and their agents have obtained a large amount of personal privacy information. It is then a must for the airlines and their agents to protect customer privacy and information security.

Management approach

We formulated the Regulations on Frequent Flyer Information Utilization and Operational Risks Management to ensure the safety and standardization of the use of data and related information, and control the risk of using membership data and the safety risks of frequent flyers’ membership rewards points and membership information. We also established strict requirements for agents such as uploading passenger information through safe channels, and forbid the illegal use of passengers’ privacy information. Furthermore, we continued to optimize our information security management system by mapping the standards of the ISO/IEC 27001:2013 Information technology—Security techniques—Information security management systems—Requirements, gaining certificate from CNAS and ANAB.

✓ Leaks,	thefts or loss of customer data

✓	0

3.2.7 Sustainable Value Chain

The interests of an enterprise are closely related with its value chain partners. On the one hand, the enterprise relies on upstream partners, such as suppliers to supply materials, technologies, or services, and provides products and services for its customers on such basis. The suppliers’ product quality and behavioral practices then exert impact on the enterprise’s daily operations. On the other hand, through procurement decisions and actions, the enterprise can also guide the value chain partners to integrate social responsibility principles and concepts into their management process, thus helping more organizations and related parties to obtain more sustainable business values. As a state-owned enterprise, China Eastern enjoys rich management experience and industry resources, and is liable to guide its suppliers, agents and partners to practice sustainable development model.

•	Managing supply chain

Management approach

We incorporate the specific requirements of social responsibility into the entire assessment system and supplier management system, formulate and continuously modify relevant provisions such as the Procurement Regulation of China Eastern Airlines Corporation Limited and Detailed Rule for Procurement of China Eastern Airlines Corporation Limited, and improve the strict access and assessment mechanism. New suppliers are required to sign the Suppliers’ Letter of Commitment on Social Responsibility and Suppliers’ Letter of Commitment on Integrity to notify them of their obligations in respect of environmental protection, public welfare and labor protection.

In 2017, we further integrated the specific requirements of social responsibility into the evaluation system of suppliers’ performance, optimized the assessment template by giving bonus marks to the suppliers who have been actively fulfilling social responsibility during the appraisal, and strengthened the cooperation with strategic suppliers. Meanwhile, we supported local procurement, and provided small-sized suppliers with cooperation opportunities and managerial experience to help local suppliers develop orderly and healthily.

Case: A Bottle of Water Promotes Win-Win Cooperation

China Eastern evaluates suppliers’ product quality, price, and social responsibility indicators on a balanced basis and the social responsibility indicator weight accounts for 25% of the business performance score. With full mark on this item, a brand supplier in Bama County successfully becomes our airplane water supplier. The supplier’s product is from Bama County, Guangxi where the spring water is rich in minerals and balanced trace elements that can provide as natural and healthy drinking water. Considering that Bama is one of the poor counties in China, the supplier invests 300 million yuan there to promote local employment for nearly a hundred people and has gained sales of over one hundred million yuan in three years since its establishment, making great contribution to local economic development and poverty alleviation. In addition, the supplier adopts a set of complete packaging line equipment and injection molding equipment introduced from Krones AG in Germany and Husky Energy in Canada respectively in the production process, contributing to the reliability and stability of products during the packaging process, and safe and non-polluting production process. In this respect, we guarantee product quality without polluting the local environment.

We choose to carry out business cooperation with suppliers that are keen on performing social responsibility, effectively promoting them to achieve sustainable development of themselves, the society and the environment and indirectly stimulating other suppliers to be more proactive in integrating social responsibility into daily management and business operation.

Case: On-board Games Help Small Enterprises Develop Greatly

In 2016, China Eastern introduced a competition mechanism to break up the monopoly of on-board game suppliers. After sufficient research and supplier investigation and inspection, we successfully established cooperation with a local supplier in Chengdu. Though small in size, the supplier has potentials in technology and product quality. We reduced procurement costs significantly to help the supplier accumulate experience in products and services in a short time. The supplier then successfully signed a cooperation agreement with many large airlines at home and abroad.

Number of Suppliers by Regions
China United Airlines Co., Ltd.”	Zhejiang	Yunnan	Northwestern China	Sichuan	Shanxi	Shandong	Jiangxi	Jiangsu	Gansu	Beijing	Anhui	Shanghai
94	88	94	98	79	72	113	72	69	87	99	67	335

Shanghai Airlines	Shanghai Airlines Tours International	Flight Training Company
79	10	5

•	Agent management

Management approach

China Eastern formulates and executes the Cooperation Agreement of China Eastern with B2B Websites on Electronic Ticket Sales and Sales Agency Agreement of Domestic Passenger Transportation that stipulate the agent’s responsibilities and obligations and breach of contract. The Company prohibits agents from bundling of its products, exercises strict control of products provided by agents and the implementation of its pricing policies, and sets up a special team to deal with breach of contract.

Stakeholder Voices

As one of the three major state-owned airlines, China Eastern has taken many measures to play its leading role in the orderly development of the agency industry and has achieved significant results. The present ecology of the agency industry is much better for the standard OTA (Online Travel Agency).

         Yang Jijun, Senior Director of Domestic Business Office, Ticketing Department, Ctrip

✓ Domestic	dealers in 2017

✓ 3,446

✓ Overseas	(including Hong Kong, Macao and Taiwan) dealers

✓ 32,817

3.2.8 Industrial Development Promotion

The healthy and sustainable development of the industry is at the stake of all civil aviation enterprises that can not only stimulate innovation and efficiency of enterprises in the industry, but also can promote economic growth and improve people’s living standards in the long run. Shanghai is one of the cities with the highest level of internationalization and the most developed trade and business. It is also a global center for technological innovation. China Eastern, as one of the three major state-owned airlines, has the responsibility to play its role in promoting the overall development of the industry by relying on the strength of economic development in Shanghai and the scientific and technological innovation resources in the Yangtze River Delta.

Management approach

The Company conducts good cooperation with its partners to promote rational allocation of resources and increase the value of the entire industry chain. Meanwhile, China Eastern has joined many industrial associations to devote itself in formulating industrial standards and is dedicated to developing a platform for talents communication and cultivating skilled talents for the civil aviation industry.

Airlines cooperation

•    Deepening cooperation with Delta Air Lines

•    Promoting the joint project with Air France-KLM and Qantas

SkyTeam Airline Alliance affairs involvement

•    Assuming the post of vice president of China Affairs, SkyTeam Airline Alliance

•    Continuing to expand the code sharing cooperation within and outside the SkyTeam Alliance, comprehensively managing code sharing routes, prices, cabin seats and open-up condition, and promoting complete cabin matching with partners

Industrial cooperation

•    Ministry of Industry and Information Technology, Civil Aviation Authority and other industry competent authorities: jointly discussing the development of WI-FI use and installation standards on board

•    Cooperating with CAAC East China Regional Administration: discussing on the prescription of old aircraft management system

•    Cooperating with COMAC : holding aircraft maintenance assessment meeting regularly to jointly discuss on the stipulation of provisions for maintenance; assisting in aircraft selection work to promote the improvement of aircraft performance; training outstanding talents; and organizing youth middle management to participate in the project of post skills training

• Conducting university-enterprise cooperation: Sign an internship agreement with Qingdao Foreign Affairs Service Vocational School to provide internship opportunities for professional students

Measures for Prompting Industrial Development

China Eastern’s Engagement in Industrial Associations

Associations joined by China Eastern	Post

International Aviation transport Association (IATA)	Member

China Aviation transport Association (CATA)	Member

Civil Aviation Maintenance Association of China	Founder

Civil Aviation Information Technology Application Chapter of China Computer Users Association	Member

China Communications and Transportation Association	Member

Civil Aviation Maintenance Technology Center	Member

Civil Aviation Information Technology Application Chapter of China Computer Users Association	Gao Zhidang acts as the vice chairman

Shanghai Branch of Alliance of Industrial Internet, Ministry of Industry and Information Technology	Council member

Case: Advancing the Development of Standards on Wi-Fi Use and Installation on Board

China Eastern actively advanced the development of standards on Wi-Fi use and installation on board by jointly discussing with Ministry of Industry and Information Technology, Civil Aviation Authority and other industry competent authorities, and modified and completed the specifications on the use of related portable electronic devices. In January 2018, The Company became the first airline in China to publish the specifications on turning on mobile phones on board.

✓ 5.3	billion yuan

✓ Revenue	resulted from cooperation with foreign airlines by October 2017

✓ A	year-on-year increase

✓ 34.9%

✓ 1,022

✓ code	sharing routes with other airlines in SkyTeam Airline Alliance

3.3 Environment and Society

3.3.1    Combating Climate Change

During the air transportation, greenhouse gas emissions caused by the use of aviation fuel impacts the climate. Nonetheless, the global warming and extreme weather could lead to flight delays and difficulties of take-off which will significantly affect the normal aviation activities. In this respect, to take measures to improve fuel efficiency and reduce carbon emissions is the main way for airlines to mitigate climate change.

Management approach

We attach great importance to environmental protection, energy conservation and emission reduction, and regard them as important measures to accelerate our transformation and development and realize “beautiful China and Happy China Eastern”. We set the Aviation Safety and Environment Committee under the Board of Directors to carry out regular researches and audit, propose suggestions, and conduct supervision over major environmental issues related to aviation-related carbon emission at home and abroad through regular meetings. We organized the Energy Saving and Emission Reduction Leading Group with the general manager as the head, and established a leading group office. We established the three-tiered management network system under the Planning and Development Department with management personnel from functional departments, management sectors of all secondary units, and management personnel at different positions, through which we constantly carry out environmental protection work with a focus on energy saving and emission reduction.

We formulated a comprehensive energy management plan, improved Regulations on Energy Saving and Emission Reduction, and delivered the requirements and measures among all departments and subsidiaries based on the three-tiered management network system. In 2017, we set an indicator of per ton of fuel consumption per kilometer for annual energy saving and emission reduction assessment, and refined and decomposed this indicator for specific tasks. In addition, as the first large airline participating in carbon trading in China, China Eastern formulated and improved the Regulations on Carbon Emission Management to promote the completion of carbon trading. In 2016, the Company was honored as Outstanding Enterprise for Energy Conservation and Emission Reduction in Shanghai transport industry during the 12th Five-Year Plan Period.

Combating climate change

Reducing carbon emissions

Fleet optimization: Introducing energy-saving and environmental friendly fleet and eliminating old aircrafts

Technology optimization: Optimizing aircraft performance and conducting energy-saving technological transformation

Operation optimization: Conducting routes optimization and fuel cost analysis, etc.

New energy adoption: Purchasing new energy vehicles

Conducting carbon trading

Finishing the settlement for our carbon emissions in the EU in 2016

It is expected to complete the 2017 Shanghai carbon emission quota task by 2018.

Low-carbon and energy-saving week

Organizing publicity activities themed “Energy Saving, Green and Sharing” with positive response of all branches

Major Measures for Addressing Climate Change

Fleet optimization

•    Fleet structure optimization

✓ Developing a simplest and youngest fleet with an average age of 5.5 years

✓ Launching and promoting the leaseback projects of 28 old aircrafts, introducing 6 737MAX8 aircrafts, and preparing to introduce the latest aircrafts such as B787, A350, B737MAX and A320Neo

Technology optimization

•    Installing winglet

Modifying the wing of aircraft to reduce flight resistance (induced resistance) and the thrust required during flight, and then realize reduction of fuel consumption, carbon emissions, and landing noise

✓    From 2016 to 2017, a total of 133 winglets were installed, reducing 120,000 tons of carbon emissions

•    Engines modification

rformance of the engine to improve its efficiency and reduce fuel consumption rate and emissions

✓    From 2016 to 2017, a total of 15 EPs and 4 SelectOnes were modified, reducing 13,000 tons of CO2 emissions; 174 SelectTwo were modified, reducing 60,000 tons of CO2 emissions

•    Smart cleaning equipment

Completing the research and development of EngineCare to effectively improve engine performance and reduce fuel consumption and carbon emissions

✓    Compared with traditional washing equipment, the fuel consumption rate of CFM56-5B and CFM56-7B is respectively increased by 47% and by 45%

Operation optimization

•    Routes optimization

✓    Completing 32,571 flights in total, which shortens the flight distance by 1.755 million kilometers, saves 2,209.31 hours of flight, reduces fuel consumption of 6,699.98 tons, and reduces carbon emissions of 21,104.94 tons

✓    Cost control of direct operation

✓	Calculating the cost of fuel for each model and all kinds of routes to reduce fuel consumption of 32.900 tons and carbon emissions of 103,600 tons by controlling C.I. (cost index)

✓    Alternate landing Management

✓    Landing on alternate airports at near in sunny days, which reduces fuel consumption resulting from fuel overloading. A total of approximately 1,000 tons of fuel was saved throughout the year

•    Aircraft performance monitoring

✓    Accurately monitoring and analyzing the differences in fuel consumption of different types of aircraft through APM (Aircraft Performance Monitoring), which reduces the fuel consumption in the operation

•    Virtual aircrafts application

✓    Deploying 4,192 virtual aircrafts with more than 140 physical hosts, which saves electricity of about 7.34 GWh per year and reduces carbon emissions of 5,935 tons approximately

Major Measures for Reducing Carbon Emissions

3.3.2    Pollution Prevention

Compared with other manufactures, airlines tend to have less pollutant discharge. Exhaust gas and waste water during flight and ground activities as well as hazardous waste discharge caused by aircraft maintenance have impacted the environment. Therefore, airlines should actively identify, prevent and manage pollutants generated during the operation process to promote environmental compliance and perform responsibilities and obligations of environmental protection.

Management approach

For development, China Eastern always adheres to the national policy of environmental protection and the principle of prevention first by combining resource protection and pollutants control together, making overall plans. We conduct special management, implement the responsibility system of pollution prevention and control for the pollutants source departments, and dispose and control sewage and waste residue, etc. with technology upgrading.

We formulate the Regulations on Environmental Protection in conformity with the Atmospheric Pollution Prevention and Control Law of the People’s Republic of China. Accordingly, we strictly control the emission of toxic and harmful exhaust gas and dust. Any such emissions (if necessary) shall not be approved unless such gas and dust are purified and within the prescribed amounts. Moreover, in accordance with the Water Pollution Prevention and Control Law of the People’s Republic of China, we strengthen the treatment of sewage, reduce the amount of sewage, and continue to carry out comprehensive treatment of closed-circuit recycling of domestic wastewater and production wastewater. In 2017, Eastern Technology formulated the Provisions for Hazardous Waste Management to standardize and harmlessly dispose the hazardous waste caused by the maintenance. In 2017, no violation of environmental laws and regulations happened.

Sewage

•	Completing all projects on domestic sewage in the office area and directing sewage into the municipal pipeline passage for unified treatment

Dangerous Chemicals

•	Classifying hazard chemicals by referring to MSDS and taking measures accordingly

•	Carrying out training assessment for personnel in charge of hazard chemicals

•	Posting warnings on hazard species and corresponding treatment methods in warehouses of chemicals

Hazardous waste

•	Setting up a special environmental assessment group to carry out environmental assessment on solid waste caused by maintenance in Shanghai

Classifying the hazard wastes, recording the amount generated each year, submitting it to the environmental protection authorities of Changning and Pudong for approval, and completing the treatment as soon as possible

Exhaust gas

•	Making plans and implementation plans for disposal of heavily-polluting vehicles, and eliminating yellow label vehicles

•	Hangar in Pudong Airport completed boiler transformation as well as transformation form oil-fuled model to gas-fueled model.

Hazardous Waste

Setting up a special environmental assessment group to carry out environmental assessment on solid waste caused by maintenance in Shanghai Classifying the hazard wastes, recording the amount generated each year, submitting it to the environmental protection authorities of Changning and Pudong for approval, and completing the treatment as soon as possible

Measures for Pollution Prevention

Classification of hazardous waste

Management practice

Hazardous waste reduction

Ground operation

Office waste

•	Scrapped IT equipment and printer cartridges, cartridges licensed by the state, etc.

•	Conducting recycling statistics of all IT equipment belonging to the assets of China Eastern, and bidding for companies with qualification of electronic waste disposal and approval of ISO14001 to deal with the processing

•	Seeking and determining suppliers responsible for sorting, classifying, and recycling of printer cartridges and cartridges in offices in Shanghai

•	Repairing and reusing reusable complete aircraft or accessory to extend their life cycle

Waste drugs and medicines

•	Medicine out of date, idle medicine and medical supplies (resulting from replacement of airborne emergency medical equipment and attendants’ medicine box)

•	Storing medical waste according to the Classified Catalogue of Medical Wastes

•	Handing over medical waste regularly to cooperation units for disposal

Hazardous waste from relocation

•	Carrying out one-time disposal work according to the Law of the People’s Republic of China on Environmental Impact Assessment

•	Using energy-saving lamps and other environmentally friendly materials in conformity with the green building standards Aircraft maintenance

Hazardous waste caused by maintenance

•	Waste mineral oil and mineral oil waste

•	Oil/water, hydrocarbon/water mixtures or emulsions

•	Paint out of date

•	Waste packaging, containers, filtration and sorption medium

•	Waste adhesives and sealants

•	Managing such hazardous waste regularly by putting them in waster warehouse and storing them in isolation

•	Setting up a team to conduct environmental assessment to classify the hazardous wastes and identify the amount produced each year and hand over them to the environmental protection department for approval

•	Entrusting a qualified third party to carry out innocuous treatment such as incineration and materialization of hazardous waste caused by maintenance

•	Improving the management of potential sources of hazardous waste and enhancing the management efficiency to reduce the amount of hazardous waste

•	Improving technologies and using raw materials that produce no or less hazardous waste

Management Method of Hazardous Waste

✓ In	2017

Sewage discharged

4,242 tons

✓ Less	than that of 2016

488 tons

✓	Recycling and disposing

266 electronic devices

✓	Heavily-polluting vehicles transformed by October 2017

10

3.3.3    Sustainable Utilization of Resources

Increasing the sustainable utilization rate of resource and materials such as energy, water, and airplane offerings, and reducing the consumption of non-renewable resources are effective ways for airlines to improve environmental performance and coordinate short-term and long-term demands.

Management approach

China Eastern adheres to green development and the concept of saving-oriented resource utilization and attaches great importance to environmental protection, energy conservation and emission reduction. We formulated the Regulations on Environmental Protection Management and the Regulations on Energy Management to promote the sustainable utilization of resources and improve energy efficiency.

Energy Management

✓	Energy consumption monitoring

•	Establishing an energy consumption monitoring platform and being the first domestic airline to realize real-time online itemized measurement and monitoring of energy consumption during construction

✓	Using renewable energy

•	Launching the photovoltaic power generation project and it is estimated that the annual power generation will be 350 MWh

Water Resource Management

✓	Water saving project

Launching a new project for cleaning wide-body aircraft, saving 95% of water consumption

✓	Water resources reusing

Beijing Branch conducted a Rainwater Collection Project in maintenance area

Material Usage

✓	Airplane offerings

•	Reducing the consumption and waste of airplane offerings by adopting environmental friendly materials and refine management of meal distribution

✓	Aviation materials

•	Realizing zero inventory of aviation materials in small demands by applying 3D printing technology

Measures for Sustainable Utilization of Resources

Classification of non-hazardous waste

Management approach

Cabin operation

Food waste

Collecting and handing over waste to the catering company for burial or incineration

✓	Waste in passenger cabin such as magazines, newspapers, plastic products, and glass bottles

•	Collecting and handing over food waste to a qualified third-party company for recycling or disposal

✓	Worn airplane offerings turnover such as pillows, blankets, and headphones

•	Sorting, screening, and collecting airplane offerings that cannot met customers’ needs

•	Deciding to conduct end-of-life disposal uniformly according to management procedures after such products reached a certain amount, and establishing a cross-departmental project team to carry out specific disposal work

•	Organizing specialized personnel to check the inventory to ensure that the obsolete materials were not identified as wastes

•	Handing over such products to a qualified third-party company to recycle them (such as dismantling headset) for recycling

Ground operation

✓	Office waste

•	Collecting and conducting account management of the basic data of solid wastes in the whole company

•	Handing over such wastes to a qualified third-party company for recycling and disposal

Management method of Non-hazardous Waste

Refine management of meal distribution offered on board

•	Adjusting the amount of meals orders according to the amount of passengers during the flight reservation and before the check-in, to ensure that the supply equals demand exactly

•	Analyzing the eating habits of different customers, and reducing meal orders for business and overnight flights

•	Distributing remaining meals for subsequent flights after landing to minimize waste of resources

Measures for environmental protection in cabins

•	Wet tissue offered in cabin: Conducting research on the material and size of wet tissue offered in cabins of various airlines, and adopting the most economical, environmental friendly, and cost-effective 21mm*14mm design

•	Cup: Replacing hard plastic PPP material with soft plastic PPC materials for convenience and reducing environmental impact.

•	Reading in cabins: Reducing the amount of paper magazines, and cooperating with Guancha.cn (ShangHaiGuanCha) to launch online news reading through Wi-Fi on board

•	Passengers’ environmental awareness: Printing slogans that encourage passengers to bring slippers home to improve the utilization rate of resources and enhance passengers’ environmental awareness

Measures for Sustainable Utilization of Airplane Offerings

Reusable Bags for Storing Slippers

✓ In	2017

✓ Total	water consumption decreased by

✓ 289.8	kilotons

✓	Recycling rate of packaging of airplane offerings

✓ 100%

✓ Food	wastes in cabin handled by a third-party company for disposal

✓ 9,490	tons (Pudong Airport and Hongqiao Airport)

3.3.4 Work Conditions and Social Safeguard

Employees are the builders and contributors of corporate development and harmonious labor relations are crucial to promoting social stability and the healthy and rapid development of enterprises. The specific production mode of aviation transport determines that the working conditions of flight crew are different from that in other industries. Therefore, providing employees with good working conditions and benefits is not only the basic requirement for protecting employees’ rights and interests, but also the necessity for stimulating the vitality of employees.

Management approach

The Company strictly complies with the Labor Law of the People’s Republic of China and strictly forbids child and forced labor of any form. The average salary is higher than the local minimum wage in all regions. In 2017, we formulated and released regulations concerning the remuneration and benefits for flight personnel and flight safety management personnel. We guaranteed employees’ rights to enjoy the legal leave, maternity leave, and parental leave in conformity with relevant rules and regulations.

We formulated the Plan for Continuous Implementation of A Happy China Eastern to provide care and benefits for employees from five aspects: welfare, salary system, psychological care, care for employees with financial difficulties, and special care. In 2017, we continued to promote various service measures, extend service time, expand service content, and increase service range and service experience. At the same time, we focused on care for employee from single service offering to management optimization. In 2017, our leaders visited 757 basic units, and nearly 136,000 employees and invested 3.46 million yuan for employees with financial difficulties.

Through the workers’ representative congress, we guide employees to participate in democratic management, enhancing the cohesiveness of the company and employees’ sense of well-being and happiness. In 2017, the proportion of employees as members of labor union reached 97.36% (excluding overseas employees and laborers).

Caring for Employees

Staff Basketball Competition in 2017

Case: Carrying out Summer After-class Program for Flight Crew

Summer vacation is the busiest season for airlines. In order to solve the worries of flight crews, China Eastern launched “Parent-Children Workshop—Summer After-class Program” in July 2017 to make first-line employees at ease during working then. We cooperated with CIIC International Education on joint management of the Summer After-class Program, providing knowledge for the children of flight crews through lively activities.

3.3.5    Diversification and Equal Opportunity

It is of importance for enterprises to protect employees’ rights of equal and non-discriminatory employment as it has extremely important social significance for promoting social fairness and justice. In this respect, recruiting international talents and creating a diversified workforce are not only of significance for our international development, but also have a far-reaching impact on our expansion of overseas markets and promotion of the Belt and Road initiative and globalization.

Management approach

We advocate equal employment, and formulate and implement relevant regulations on salary system, working conditions, employee training and development, and the establishment and dissolution of labor relations based on job requirements. We advocate a diversified cultural atmosphere, respect individual differences, provide fair development and promotion opportunities for employees with different genders, ages, ethnicities, religions, and nationalities, and strive to enhance the inclusiveness of workplace.

Case: Increasing Channels for Career Development of Foreign Flight Crews

With the development of the two-way extension of the international route network at home and abroad in the country, the foreign flight crews of China Eastern has continuously increased and they are from Japan, South Korea, France, Germany, Italy, Spain, the Netherlands and many other countries. In 2017, we gradually promoted the unification of contracts, salary systems, management models, and career development systems for foreign flight crews, providing more equal employment opportunities and development environment for them. We also reformed the model of dispatching foreign flight crews and completed the construction of overseas flight crew bases in Japan, Germany and France in 2017. In August 2017, Toshiko Tomiko, General Manager Assistant of the Sales Department in Kagoshima, Japan, was appointed as the General Manager of the Sales Department in Kagoshima, marking that the Japanese Marketing Center became the first overseas marketing center with dispatched manager and local employee as the general manager.

✓ In	2017

✓ New	employees

✓ 5,598

✓ Minority	employees

✓ 2,325

✓ Foreign	employees

✓ 1,324

Age Distribution of Employees

Above 51 years old of age

41-50 years of age

31-40 years of age

Below 30 years of age

Proportion of Female Executives from 2015 to 2017

3.3.6    Employee Training and Development

Continuously improving the employee training system is conducive to developing a fair, equitable and respected working environment and atmosphere for employees, promoting the integrated development of employees, and enhancing their sense of belonging and achievements. Employee training and development so as to talent attract and retain are of vital significance for enhancing the competitiveness of enterprises . It is also the key to keeping sustainable and healthy corporate development to systematically train different levels of high-quality and professional talents, especially when the whole aviation industry faces comprehensive development, and China Eastern is also under transformation and rapid business development.

Management approach

With the aim of “achieving common development with employees”, China Eastern provides employees with multi-level and comprehensive training and builds a multi-channel career development path for employees. We established a corporate university training system and operation management system to manage employee trainings. In 2017, we drafted the “Swallow Program” Follow-up Training Mechanism for Backup Talents after Taking Office (Draft) and initially formed a tracking evaluation feedback system based on the establishment of talent development files, exchange and interaction mechanism, evaluation feedback mechanism, and results utilization mechanism. We also developed guidelines for assessing employees’ performance and career development and improved the assessment mechanisms. Moreover, all units, departments and branches have carried out a series of training and skills contest based on their business needs respectively. As of October 31, 2017, the training program has completed 93.31%, and the post-training assessment rate was 97.73% (part of the employees participating in the training were from subsidiaries and were not included for analysis).

“Excellent +” Training for Cabin Managers Conducted by Cabin Service Department

Improving employee training system

Continuing the teaching team building

Optimizing the curriculum system

Boosting the development of talent assessment

Efficiently managing educational resources

Strengthening reserve talents training

Cultivating backup talents: Improving the “Swallow, Wing, Flying and Eagle” backup talents training system

Cultivating highly skilled talents: Conducting professional ability assessment, arranging evaluators and team of supervisors, and developing highly skilled talents base

Cultivating management talents: Holding Management Forum, promoting Sailing Program for newly promoted managerial staff, carrying out Spark Program, and launching training programs and management open class projects for middle-level and high-level executives

Improving supporting facilities

Building an R&D center and a smart park

Completing the construction of China Eastern Library and putting it into operation

Launching the online learning App officially

Enhancing employees’ professional skills

Ground Service Department: Enhancing the inadequate safety capability of employees, and increasing channels for diversified training by developing management requirements, business operation standards or processes into corresponding online micro classes

Cabin Service Department: Carrying out various types of service skills training for flight attendants in different levels, and organizing on-the-job trainings for all flight crew; establishing an independent training management platform to achieve visualization of performance assessment data

Measures for Employee Training and Development

Case: Managing the Life Cycle of Trainee Pilots

In 2017, China Eastern began to implement the flight student management project, aiming to achieve the full life cycle management of trainee pilots from recruiting, training in aviation schools, allocation, assembled training, and employment. We established personal files for trainee pilots, conducted data maintenance regularly and dynamic supervision, and established multi-dimensional analysis and tracking functions, to grasp the graduation information of flight school students timely to inform their companies to master the situation of trainees in advance, and arranged training programs as a whole to accelerate the training progress. In 2017, we established detailed personal initial files for more than 3,700 trainee pilots.

✓	In 2017

✓	Total training investment

✓	49.24 million yuan

✓	Trainings in various forms

✓	9,763

✓	with 345,953 employees

✓	Training times per female employee

✓	20 hours

✓	Training times per male employee

✓	8.9 hours

Number of Trainings for Employees in 2017

Trainings

Number of participants (Person-time)

Training on management

Professional training on crew, operation, ground service, etc.

Other trainings

3.3.7     Targeted Poverty Alleviation

The Sustainable Development Goals (SDGs) proposed to end all forms of poverty. Targeted poverty alleviation is an important way for China to achieve this goal. Since the 18th CPC National Congress, the Party Central Committee has attached great importance to poverty alleviation, among which targeted poverty alleviation is a major strategic task during the period of the 13th Five-Year Plan. Central SOEs, as an important social force for poverty alleviation, are keen on innovation in poverty alleviation practices with the purpose to achieve the goal of poverty alleviation. In this sense, it is an important task for central SOEs to implement the national poverty alleviation strategy and fulfill the political and social responsibilities.

Management approach

In accordance with the overall requirements of the State Council Leading Group Office of Poverty Alleviation and Development and the SASAC on poverty alleviation work, the Company established a poverty alleviation work system, and formulated and implemented the Administrative Measures for Poverty Alleviation and Retired Cadres and Notice on Strengthening Targeted Poverty Alleviation and Development Work and other systems. In 2017, we issued the Circular on Deepening the Supervision and Enforcement of Poverty Alleviation, conducted research on the implementation of the poverty alleviation policy, assisted project approval and implementation, and conducted special supervision and inspection in the field of poverty alleviation.

We always adhere to “One Aim”, fully coordinate “Three-Level Managements”, and give full play to “Three Forces” to effectively implement “Six Projects”, promote the self-sufficient effects of targeted poverty alleviation, thus furthering prompting social development in poverty-stricken areas and helping improve the lives of local people there.

Management Achievements

We focused on targeted poverty alleviation in two counties: Shuangjiang county and Cangyuan County in Yunnan province. After our 15 consecutive years of poverty alleviation there, the annual per-capita income of Shuangjiang and Cangyuan counties rose from nearly 200 yuan to more than 8,000 yuan. In 2017, we invested direct funds of 11.69 million yuan and 1.601 million yuan worth of goods and materials for poverty alleviation there. We implemented nine poverty alleviation projects and got 2,427 local registered poor residents out of poverty; we also helped introduce118.692 million yuan worth of various types of funds as well as 7 projects (including projects with full, partial funds and introduced projects), benefiting 1,851 registered poor families.

One Aim

Three-Level Managements

Three Forces

Six Projects

Guided by the spirit of the Central Government and in accordance with the overall requirements of the State Council Leading Group Office of Poverty Alleviation and Development and the SASAC, China Eastern insisted on targeted poverty alleviation and actively fulfilled the political responsibilities and social responsibilities of the central SOEs to make contributions to realizing the goal of resolutely winning the battle against poverty and building a moderately prosperous society on time

Identifying Cangyuan County and Shuangjiang County as targeted poverty alleviation counties

Seven branches including Northwest Branch, Yunnan Branch, Jiangsu Branch, Anhui Branch, Jiangxi Branch, Shanxi Branch and Gansu Branch conducted targeted poverty alleviation in 10 poverty-stricken areas such as Shangri-La and Tianshui respectively

All units and employees volunteered to carry out charitable activities

Main force: China Eastern

Minor forces: our employees

Supplementary force: social resources outside the Company

Poverty alleviation by developing competitive industries

Dilapidated house renovation

Education support

Media and promotion

Helping the disabled

Aviation transport

Targeted Poverty Alleviation System of China Eastern

The chairman Liu Shaoyong went to Shuangjiang and Cangyuan county in Yunnan province to carry out targeted poverty alleviation and launched a new round of poverty alleviation projects

Case: Developing Self-sufficient Poverty Alleviation Model to Make Poverty Elimination More Sustainable

Tuanjie Village in Shangri-la is the targeted poverty alleviation village for the Yunnan Branch. In 2016, the Yunnan Branch innovated the poverty alleviation model of “Buying for Donation” based on the characteristics of Shangri-La to guide and assist poor families and realize refined, large-scale and specialized agricultural production. Meanwhile, the Yunnan Branch gave full play to the advantages of the aviation industry to transport the quality goods out of the mountains, which not only increased the income of local people, but also provided employees with unpolluted natural products, realizing mutual benefit. In February 2017, the Yunnan Branch purchased specialties there such as pigs, chicken, and potatoes. Moreover, working crew in the village focused on the development of oyster mushroom planting industry to enhance hematopoietic function and improve targeted poor families’ ability to get rid of poverty and become better off.

Stakeholder Voices

After one-year poverty alleviation by China Eastern, I felt unprecedented changes. Our houses become new, the scale of farming has increased, our income has increased, and we are full of confidence in better life. I really appreciate the support of the government and the China Eastern.

             Larong Chunji, Villager, No.27 family, Tuanjie Village, Shangri-la

✓	In 2017

✓	Direct poverty alleviation fund

✓	13.291 million yuan

✓	Investment in the construction projects in Shuangjiang and Cangyuan counties, Lincang City, Yunnan Province

✓	11.59 million yuan

✓	Various activities in poverty-stricken areas provided by employees of China Eastern by the end of 2017

✓	more than 500 person-times

3.3.8     Community Engagement

The development of the enterprise is inseparable from the support of the local community. Engagement in and support of community development is the responsibility of an enterprise. For airlines, the community covers not only the location of the company, but also the landing areas. The routes of China Eastern have reached 177 countries around the world. With the opening of routes, our communities have also expanded. It is our responsibility and also a must for gaining community support to actively engage in community affairs and promote community development.

Management approach

We get deep into the community to actively carry out charitable activities and provide care and help for the disadvantaged groups. We have formulated and released related regulations, such as Regulations on Management of “Love in China Eastern” Public Welfare Activities, Management Measures on Application of “Love in China Eastern” Public Welfare Activities and Articles for “Love in China Eastern” Registered Volunteers. In 2017, the Company continued to improve the regulations on management of “Love in China Eastern” public welfare activities, increased public welfare activities, enriched the connotation of activities, innovated in the public welfare model, and released the mobile platform of “Love in China Eastern” to provide opportunities for volunteers to participate in the planning of various activities.

All departments, branches and subsidiaries also actively adopted various ways to serve the local community. The Passenger Cabin Department of Wuhan Branch has provided free trip to candidates for college entrance examination to the examination centers for 12 years in a row. Gansu Branch and Wuhan Branch made joint efforts to build pair-helping communities and visited poor residents there. The “Pavilion Aiwan” Volunteer Team of Zhejiang Branch, relying on the aviation health care resources, provided care services and emotional care for elderly people, such as the empty-nesters, the severely handicapped or disabled, and dying patients in communities, hospitals, and nursing homes.

Since the launch in 2010 to December 2017, “Love in China Eastern” has implemented 7,527 projects, with 363,864 person-times participation, 395,716 people benefiting in total and with total service time of approximately 1,100,322.4 hours. In November 2017, the subprojects of “Love in China Eastern”, “Civil Aviation Knowledge into the Campus”, “Pavilion Aiwan” and “To Dream of Wings” won the Silver Prize and Bronze Prize of the 1st National Civil Aviation Youth Volunteering Service Project Competition. In December 2017, the project of “Love in China Eastern” was successfully nominated for the National Youth Volunteering Service Demonstration Project and was the finalist winner.

“Love in China Eastern” Public Welfare Project Finals

Continuing to deepen the “Love in China Eastern, Campus Line” project, and promoting the cooperative projects proposed in the “Love in China Eastern · Integrity Ticket” project and the “Go West” College Graduates Volunteer Program

During the Spring Festival, we carried out the “Warmer Winter Action” voluntary campaign and organized “Go Home with Warm” activities in Shanghai, Beijing, Xi’an, and Kunming to send passengers a blessing for the Spring Festival, conduct volunteer activities to provide consulting services to passengers, and guide travelers to withdraw and check in luggage.

Conducting the “Love in China Eastern • Healthy Children” campaign with Shanghai Children’s Hospital and Delta Air Lines together, providing gratuitous treatment and for eight children with congenital heart disease from Cangyuan county, Yunnan and free travel and accommodation for their surgeries in Shanghai.

Case: “Love in China Eastern • Red Apple” Charitable Travel Project

The “Red Apple” charitable travel project of Shanghai Airlines Tours International was conducted in the mode of “volunteer team + children of rural migrant workers + relay” and resident volunteers were arranged to visit students in poor-stricken areas during the trip. The project provided cares for the children of migrant workers through accompanying, academic counseling, safety education, donation, etc. to help them maintain a good attitude and a sound personality. At the same time, the project encourages children to establish healthy lifestyles and improve safety awareness and self-care ability.

In December 2017, the “Love in China Eastern • Red Apple” charitable travel project won the Bronze Prize of the 3rd China Youth Volunteering Service for Public Welfare Entrepreneur Competition.

✓ Investment	in “Love in China Eastern” project

✓ 500,000	yuan

✓ Registered	volunteers

✓ 5,000

✓ Charitable	projects carried out

✓ 836

✓ Number	of people served

✓ 65,733

Number of Staff Participating in Public Welfare Activities (person time)

3.3.9     Special Flight Guarantee

As an essential part of the public transportation system and emergency rescue system, civil aviation plays an important role in ensuring the smooth progress of major events and the stable development of the society. With rich experience in transportation and abundant resources, China Eastern has been committed to taking important transportation and emergency rescue flight missions.

Management approach

China Eastern actively takes on various emergency transportation and rescue tasks. In strict accordance with the requirements of the Civil Aviation Administration of China, the Company has been always started emergency response timely, arranged properly from top to bottom, and carefully prepared. In 2017, we participated in the disaster relief of Dominica Hurricane and the rescue work of the Bali volcanic eruption disaster and were highly praised by related departments and the public. In 2017, we set up a guaranteeing service working group, held a special meeting to conduct unified deployment and arrangements for the service work during the 19th CPC National Congress, and released the Notice of China Eastern on Effectively Completing the Work concerning the Four Guarantees to identify the specific job requirements for service.

Special missions in 2017

135 flights

4 Appendix

Performance Indicators

	Indicators	Unit	2015	2016	2017
Economy	Total assets	Billion yuan	195.709	210.051	227.464
	Operating revenue	Billion yuan	93.844	98.560	101.721
	Total profits	Billion yuan	5.671	6.507	8.620
	Utilization rate of aircrafts	Hour	10.03	9.80	9.68
	Taxes and fees	Billion yuan	3.205	3.448	3.977
	Total tax payment	Billion yuan	9.038	11.013	10.555
	The number of suppliers	—	747	1,459	1,790
	The number of dealers	—	—	Domestic: 2,998	Overseas: 32,817 Domestic: 3,446
	Contract compliance rate	%	100	100	100

General Performance	Number of aircrafts	—	535	581	627
	Average age of aircrafts	Year	5.42	5.39	5.55
	Transport volume	Billion ton kilometers	17.820	19.710	18.856
	Passenger turnover	Million person-time	93.78	101.41	110.81
	Number of routes		896	936	1219
	Number of destination countries/regions	—	179	177	177
	Number of destinations		1,057	1,062	1,074

	Indicators	Unit	2015	2016	2017
Safety	Civil aircraft flight hours	10,000 hours	8,460,000	—	10,590,000
	The civil aircraft incident rate perten thousand hours	%	0.437	0.564	0.550
	Safe flight hours	Million hours	1.8040	1.9561	2.1111
	Incidents		13	—	11
	Incident rate per ten thousand hours	%	0.025	0.072	0.052
	Severe maintenance errors	—	0	2	2
	Training hours on simulators	Hour	99,121	120,255	137,384
	Defects found in IOSA Audit	—	—	—	0

Service	Flight punctuality rate	%	68.09	74.82	71.99
	The effective notification rate of unpunctual flights	%	94.3	99	99
	The average flight delay time	Hour	—	—	21.32
	Investment in smart technology	Million yuan	—	—	23.4964
	Number of frequent flyers	Million persons	26.00	29.20	33.36
	Copies of passenger satisfaction questionnaires	Million	0.327	0.421	0.440
	Passenger satisfaction	Point	88.11	89.70	91.30
	Number of passenger commendation letters	—	5,216	12,419	16,293
	Complaints from passengers	—	415	1,096	929
	Complaints handling rate	%	100	100	100
	Complaints about passenger privacy	—	—	—	367 (The data come from external and supervision organizations, which mainly include complaints about SMS fraud and credit theft and credit card fraud.)
	Customer data losses	—	—	—	0
	Luggage mishandling rate	Permyriad	26.75	26.19	1.85
	Self check-in for domestic flights	%	47.10	62.81	71.19
	Coverage of self check-in machines in domestic terminals	%	90.0	90.6	90.6
	Domestic destinations of connecting flights	No.	37	37	37
	International destinations of connecting flights	—	32	32	32
	Number of special passengers carried	Person time	131,302	207,782	251,089

	Indicators	Unit	2015	2016	2017

Environment	Water consumption	Kiloton	5,309.2	5,256.2	4,740.00
	Aviation fuel consumption	Kiloton	5,314.2	5,941.1	6,216.74
	Manufacture gas consuption	1,000 m³	281.2	67.6	0
	Natural gas consumption	1,000 m³	2,984.0	4,729.1	4,773.20
	Gasoline consumption	Kilolitre	2,704.2	2,656.9	2,345.00
	Diesel consumption	Kilolitre	13,323.7	13,056.1	11,592.00
	LPG consumption	1,000 m³	82.5	141.5	81.3
	Consumption of other petroleum products	Ton	406.000	326.400	276.918
	Electricity consumption	1,000 kWh	150,358.0	162,347.5	143,883.0
	Carbon dioxide emissions	Ton	16,740,000	18,714,000	19,582,730
	Energy consumption per ten thousand yuan revenue	Tons of standard coal per 10,000 yuan	0.84	0.89	0.88
	Energy consumption per transport distance	Tons (of aviation fuel)/10,000 kilometers	3.000	3.010	3.297
	Fuel consumption per flight hour	Tons/hour	2.945	3.040	2.488
	Sewage discharge	Ton	4,778.3	4,730.0	4,242.0
	Quantity of non-hazardous waste	Ton	No statistics available	No statistics available	5,302
	Quantity of hazardous (dangerous) waste	Ton	0.8	30.5	33.6
	Recycling quantity of aviation fuel	Ton	44.73	38.92	43.19
	Recovery rate of airplane offering packages	%	100	—	100

	Indicators	Unit	2015	2016	2017
Employee	Total remuneration for employees	Billion yuan	9.81608216	11.1800933	The final data will be disclosed in April 2018
	Number of employees	—	71,033	75,333	75,277
	Percentage of female executives	%	36.11	37.10	39.90
	Percentages of executives by gender and age group	%	6.99 Female 6.99	8.68 Female 8.68	Female 10.3; Male 89.7; Below 30 years of age: 0 31-40 years of age:4.8 41-50 years of age: 51.0 Above 51 years of age: 44.2
	Number of minority employees	—	1,795	2,130	2,325
	Number of foreign employees	—	911	1,140	1,324
	Percentage of foreign executives	%	—	—	0
	Collective contract signing rate	%	100	100	100
	Percentage of participation in the Trade Union	%	98.40	96.50	97.36
	Number of new employees in terms of gender and age group	—	3,168	5,355	Female: 2,803; Male: 2,795; Below 30 years of age: 5,546 31-50 years of age: 52 Above 51 years of age: 0
	Labor contract signing rate	%	100	100	100
	Profession distribution	人Person	71,033

Management  personnel: 4,985

Professional  technicians: 13,263

Pilots: 6,188

Flight crew: 12,023

Air security guards:  3,060

Salesmen: 4,266

Financial officers:  955

Ground service  personnel and  others: 30,593

Management personnel: 4,972

Professional technicians: 13,904

Pilots: 6,718

Flight crew: 15,067

Air security guards: 3,413

Salesmen: 4,378

Financial officers: 586

Ground service personnel and others: 26,239

Indicators	Unit	2015	2016	2017
Age distribution	%	Below 30 years of age: 38.1 31-40 years of age: 35.4 41-50 years of age: 17.8 Above 51 years of age: 8.7	Below 30 years of age: 39.5 31-40 years of age: 32.3 41-50 years of age: 19.9 Above 51 years of age: 8.2	Below 30 years of age: 44.3 31-40 years of age: 31.3 41-50 years of age: 18.4 Above 51 years of age: 6
Educational background	%	Joiner college or lower: 49.6 Bachelor degree: 47.4 Master degree or higher: 3.0	Joiner college or lower: 58.9 Bachelor degree: 38.9 Master degree or higher: 2.2	Joiner college or lower: 56.8 Bachelor degree:40.8 Master degree or higher: 2.4
Starting salary standards of main operation sites	Yuan	Shanghai 3,673 Beijing 3,373 Kunming 3,223 Xi’an 3,133	Shanghai 4,433 Beijing 4,133 Kunming 4,003 Xi’an 3,913	Shanghai 4,433 Beijing 4,133 Kunming 4,003 Xi’an 3,913
Coverage of social insurance	%	100	100	100
Coverage of enterprise annuity	%	91.26	87.20	93.40
Employee turnover rate	%	Management personnel 0.65 Professional technicians: 0.75 Pilots: 1.2 Flight crew: 0.68 Salesmen: 7.1 Financial officers: 2 Ground service personnel and others: 6.2	Management personnel 0.09 Pilots 0.26 Flight crew and security guards: 0.62 Professional technicians: 0.46 Salesmen: 0.29 Others: 0.41	Management personnel 0.05 Pilots 0.09 Flight crew and security guards: 1.52 Professional technicians: 0.53 Salesmen: 0.48 Others: 2.82
Proportion of employees who underwent health examinations	%	73.56	76.5	78.43
Work injuries by region and gender	—	102	70	49
Work-related deaths	—	1	0	0
EAP Number of participants in EAP consultation	Person time	450	1,300	3,457 ( Including employees trained before the EAP project, employees trained in identification and early warning of psychological abnormality, hotline and face-to-face consultation)

	Indicators	Unit	2015	2016	2017
	Total investment in trainings	Million yuan	47.55	40.00	49.24
	Number of training participants	Person time	481,205	287,870	345,953
	Training by age group and employee types	Hour	48	39	Female 20, Male 18.9
	Occurrence of discrimination	—	0	0	0
	Financial support for disadvantaged employees	Million yuan	2.76	2.85	3.46
Community	Total investment in public welfare	10,000 yuan	No statistics available	No statistics available	50
	Investment in targeted poverty alleviation	Million yuan	5.662	10.336	13.291
	Special flights	Aircraft/time	106	204	135
	Number of registered employee volunteers	人	451	4,694	5,000
	Number of public welfare projects	个	530	1,257	836
	Number of employees who participated in public welfare volunteering activities	Person time	26,119	48,440	59,069
	Number of people assisted through public welfare volunteering activities	—	40,166	90,999	65,733
	Public welfare service time	10,000 hours	97.3	145.3	170.9

Note: Eastern Logistics was emerged from China Eastern Airlines Corporation Limited in February 2017. Economic performance indicators including total assets, operating revenue, total profits, utilization rate of aircrafts, taxes and fees, and total tax payment, and environmental performance indicators excluding the recycling quantity of aviation fuel, only cover the data of January 2017 of Eastern Logistics; the statistics caliber of employee data was the data obtained at the end of the reporting period, which excluded the data of Eastern Logistics.

GRI Standards Content Index

This Report has been prepared in accordance with the GRI Standards: Core option.

HK-ESG Index

见附件。

Assurance Statement

Feedback Sheet

Dear Sir/Madam,

Thank you for reading China Eastern Airlines Corporate Social Responsibility Report 2017. To provide more meaningful information, facilitate monitoring our CSR work and improve our management and practice of social responsibility, we sincerely await your opinions and suggestions.

Please fill the feedback sheet and mail it to us according to the following address:

Department: Party Publicity Department of China Eastern Airlines

Tel: 021-22331435 Fax: 021-62686883 E-mail: ceanews@163.com

Address: No. 92, Konggang No.3 Road, Changning District, Shanghai(200335)

1. Your role:

A Passengers B Shareholders C Government D Community E Partners F Media G Social group H Others (if other, please specify)

2. What’s your assessment of China Eastern Airlines Corporate Social Responsibility Report 2017?

A. Very good B. Good C. Fair D. Poor E. Very poor

3. What’s your assessment of China Eastern’s CSR performance in economy, environment and society?

Economic Responsibility	A. Very good B. Good C. Fair D. Poor E. Very poor

Social Responsibility	A. Very good B. Good C. Fair D. Poor E. Very poor

Environmental Responsibility	A. Very good B. Good C. Fair D. Poor E. Very poor

4. What is your assessment of this report in terms of the response to and the disclosure of topics concerned by stakeholders?

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5. Do you think the information, data and indicators disclosed in this report are accurate, clear and complete?

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Accuracy	A. Very good B. Good C. Fair D. Poor E. Very poor

Completeness	A. Very good B. Good C. Fair D. Poor E. Very poor

6. What is your assessment of the content and design of this report for reading?

Content	A. Good B. Fair C. Poor

Design	A. Good B. Fair C. Poor

7. Among the following topics, please choose five to ten topics (at least five topics) that you think are of the most importance.

A. Aviation safety	B. Occupational health and safety	C. Passenger health and safety	D. Internationalized development

E. Flight punctuality	F. Product and service innovation	G. Improvement of passenger experience	H. Special passenger service

I. customer privacy protection	J. Sustainable value chain	K. Promotion of industrial development	L. Combating climate change

M. Pollution prevention and treatment	N. Sustainable resource utilization	O. Work conditions and social protection	P. Diversity and equal opportunity

Q. Employee training and development	R. Targeted poverty alleviation	S. Community engagement	T. Special flight guarantee

U. Others. If any, please specify ( )

8. Your comments and suggestions for China Eastern’s social responsibility work and this report:

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